As filed with the Securities and Exchange Commission on May 7, 2003
                                           Registration Statement No. 333-89355

===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  _____________

                         POST-EFFECTIVE AMENDMENT NO. 4
                                       TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                                  _____________
               Merrill Lynch, Pierce, Fenner & Smith Incorporated
                                Initial Depositor
               (Exact name of registrant as specified in charter)

                                  _____________

                             Biotech HOLDRS(SM) Trust
                      (Issuer with respect to the receipts)

   Delaware                             6211
(State or other                   (Primary Standard
jurisdiction of                      Industrial                13-5674085
incorporation or                   Classification           (I.R.S. Employer
 organization)                      Code Number)           Identification No.)
                                  _____________

                                250 Vesey Street
                            New York, New York 10281
                                 (212) 449-1000

   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                  _____________

                                   Copies to:

       Andrea L. Dulberg, Esq.                          Andrew B. Janszky, Esq.
         Corporate Secretary                              Shearman & Sterling
Merrill Lynch, Pierce, Fenner & Smith                    599 Lexington Avenue
            Incorporated                               New York, New York 10022
          250 Vesey Street                                  (212) 848-4000
      New York, New York 10281
          (212) 449-1000
(Name, address, including zip code, and
     telephone number, including
   area code, of agent for service)

          If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]
          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
          If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. [_]
          If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act, please check the following box. [_]

===============================================================================

PROSPECTUS


                             [BIOTECH HOLDRS LOGO]



                        1,000,000,000 Depositary Receipts
                             Biotech HOLDRS(SM) Trust

          The Biotech HOLDRS(SM) Trust issues Depositary Receipts called Biotech HOLDRS(SM) representing your undivided beneficial ownership in the common stock or American depositary shares of a group of specified companies that are involved in various segments of the biotechnology industry. The Bank of New York is the trustee. You only may acquire, hold or transfer Biotech HOLDRS in a round-lot amount of 100 Biotech HOLDRS or round-lot multiples. Biotech HOLDRS are separate from the underlying deposited common stocks or American depositary shares that are represented by the Biotech HOLDRS. For a list of the names and the number of shares of the companies that make up a Biotech HOLDR, see "Highlights of Biotech HOLDRS--The Biotech HOLDRS" starting on page 12. The Biotech HOLDRS trust will issue Biotech HOLDRS on a continuous basis.

          Investing in Biotech HOLDRS involves significant risks. See "Risk Factors" starting on page 5.

          Biotech HOLDRS are neither interests in nor obligations of Merrill Lynch, Pierce, Fenner & Smith Incorporated. Biotech HOLDRS are not interests in The Bank of New York, as trustee. Please see "Description of the Depositary Trust Agreement" in this prospectus for a more complete description of the duties and responsibilities of the trustee, including the obligation of the trustee to act without negligence or bad faith.

          The Biotech HOLDRS are listed on the American Stock Exchange under the symbol "BBH." On May 6, 2003, the last reported sale price of the Biotech
HOLDRS on the American Stock Exchange was $102.05.

                               ___________________

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                               ___________________

               The date of this prospectus is                   .

    "HOLDRS" and "HOLding Company Depositary ReceiptS" are service marks of
                            Merrill Lynch & Co., Inc.

                                TABLE OF CONTENTS

                                                                           Page

SUMMARY........................................................................4
RISK FACTORS...................................................................5
HIGHLIGHTS OF BIOTECH HOLDRS..................................................12
THE TRUST.....................................................................20
DESCRIPTION OF BIOTECH HOLDRS.................................................20
DESCRIPTION OF THE UNDERLYING SECURITIES......................................21
DESCRIPTION OF THE DEPOSITARY TRUST AGREEMENT.................................23
UNITED STATES FEDERAL INCOME TAX CONSEQUENCES.................................28
ERISA CONSIDERATIONS..........................................................31
PLAN OF DISTRIBUTION..........................................................31
LEGAL MATTERS.................................................................31
WHERE YOU CAN FIND MORE INFORMATION...........................................32
                              _____________________


          This prospectus contains information you should consider when making your investment decision. With respect to information about Biotech HOLDRS, you should rely only on the information contained in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell Biotech HOLDRS in any jurisdiction where the offer or sale is not permitted.

          The Biotech HOLDRS are not registered for public sale outside of the United States. Non-U.S. receipt holders should refer to "United States Federal Income Tax Consequences--Non-U.S. receipt holders" and we recommend that non-U.S. receipt holders consult their tax advisors regarding U.S. withholding and other taxes which may apply to ownership of the Biotech HOLDRS or of the underlying securities through an investment in the Biotech HOLDRS.

                                     SUMMARY

          The Biotech HOLDRS trust was formed under the depositary trust agreement, dated as of November 18, 1999 among The Bank of New York, as trustee, Merrill Lynch, Pierce, Fenner & Smith Incorporated, other depositors and the owners of the Biotech HOLDRS. The trust is not a registered investment company under the Investment Company Act of 1940.

          The trust currently holds shares of common stock or American depositary shares issued by a group of companies that were, at the time of the initial offering, generally considered to be involved in various segments of the biotechnology industry. The number of shares of each company's common stock or American depositary shares currently held by the trust with respect to each round-lot of Biotech HOLDRS is specified under "Highlights of Biotech HOLDRS--The Biotech HOLDRS." This group of common stocks or American depositary shares, and the securities of any company that may be added to the Biotech HOLDRS, are collectively referred to in this prospectus as the underlying securities. There are currently 19 companies included in the Biotech HOLDRS, which may change as a result of reconstitution events, distributions of securities by underlying issuers or other events. The Biotech HOLDRS are separate from the underlying securities that are represented by the Biotech HOLDRS. On May 5, 2003, there were 14,743,800 Biotech HOLDRS outstanding.

                                  RISK FACTORS

          An investment in Biotech HOLDRS involves risks similar to investing directly in each of the underlying securities outside of the Biotech HOLDRS, including the risks associated with a concentrated investment in the biotechnology industry.

General Risk Factors

          o Loss of investment. Because the value of Biotech HOLDRS directly relates to the value of the underlying securities, you may lose a substantial portion of your investment in the Biotech HOLDRS if the underlying securities decline in value.

          o Discount trading price. Biotech HOLDRS may trade at a discount to the aggregate value of the underlying securities.

          o Ownership of only fractional shares in the underlying securities. As a result of distributions of securities by companies included in the Biotech HOLDRS or other corporate events, such as mergers, a round-lot of Biotech HOLDRS may represent an interest in a fractional share of an underlying
                    security. After         , 2003, the date the amendment and
                    restatement to the depositary trust agreement becomes effective, the depositary trust agreement will require the trustee to aggregate and sell such fractional shares represented by a round-lot of Biotech HOLDRS and distribute the net proceeds from the sale to the holders. However, until such time as the trustee sells such fractional shares in accordance with the depositary trust agreement, you will only be entitled to voting, distribution and other beneficial ownership rights in the underlying securities in which you own only fractional shares to the extent that the depositary aggregates your fractional shares with other fractional shares of such underlying securities included in the HOLDR and passes on beneficial ownership rights, including distribution and voting rights, to you based on your proportional, fractional share ownership in the underlying securities. In addition, if you surrender your Biotech HOLDRS to receive the underlying securities and other property represented by your Biotech HOLDRS you will receive cash in lieu of your fractional shares. You will not be entitled to any securities if your interest in an underlying security is only a fraction of a share.

          o Not necessarily representative of the biotechnology industry. At the time of the initial offering, the companies included in the Biotech HOLDRS were generally considered to be involved in various segments of the biotechnology industry. However, the market price of the underlying securities and the Biotech HOLDRS may not necessarily follow the price movements of the entire biotechnology industry. If the underlying securities decline in value, your investment in the Biotech HOLDRS will decline in value, even if securities prices of companies in the biotechnology industry generally increase in value. In addition, since the time of the initial offering, the companies included in the Biotech HOLDRS may not be involved in the biotechnology industry. In this case, the Biotech HOLDRS may not consist of securities issued only by companies involved in the biotechnology industry.

          o         Not necessarily comprised of solely biotechnology companies.
                    As a result of distributions of securities by companies included in the Biotech HOLDRS or other corporate events, such as mergers, securities of companies that are not currently included in the Biotech HOLDRS and that are not involved in the biotechnology industry may be included in the Biotech HOLDRS. The securities of a new company will only be distributed from the Biotech HOLDRS if the securities have a different Standard & Poor's Corporation sector classification than any of the underlying issuers included in Biotech HOLDRS at the time of the distribution or the corporate event or if the securities are not listed for trading on a U.S. national securities exchange or through Nasdaq National Market System. As of January 2, 2002, Standard & Poor's Corporation sector classifications are based upon the Standard & Poor's Global Industry Classification Standard ("GICS") sectors. As there are only 10 broadly defined GICS sectors, the use of GICS sectors to determine whether a new company will be included in the Biotech HOLDRS provides no assurance that each new company included in the Biotech HOLDRS will be involved in the biotech industry. Currently, the underlying securities included in the Biotech HOLDRS are represented in the Healthcare GICS sector. As each Standard & Poor's GICS sector is defined so broadly, the securities of a new company could have the same GICS sector classification as a company currently included in the

                    Biotech HOLDRS yet not be involved in the biotech industry. In addition, the GICS sector classifications of securities included in the Biotech HOLDRS may change over time if the companies that issued these securities change their focus of operations or if Standard & Poor's alters the criteria it uses to determine GICS sectors, or both. Therefore, additional GICS sectors may be represented in the Biotech HOLDRS, which may also result in the inclusion in the Biotech HOLDRS of the securities of a new company that is not involved in the biotechnology industry.

          o No investigation of underlying securities. The underlying securities initially included in the Biotech HOLDRS were selected by Merrill Lynch, Pierce, Fenner & Smith Incorporated based on the market capitalization of issuers and the market liquidity of securities in the biotechnology industry, without regard for the value, price performance, volatility or investment merit of the underlying securities. Consequently, the Biotech HOLDRS trust, the trustee, Merrill Lynch, Pierce, Fenner & Smith Incorporated, and their affiliates, have not performed any investigation or review of the selected companies, including the public filings by the companies. Investors and market participants should not conclude that the inclusion of a company is any form of investment recommendation by the trust, the trustee, Merrill Lynch, Pierce, Fenner & Smith Incorporated, or their affiliates.

          o Loss of diversification. As a result of industry developments, reorganizations or market fluctuations affecting issuers of the underlying securities, Biotech HOLDRS may not necessarily be a diversified investment in the biotechnology industry. In addition, reconstitution events, a distribution of securities by an underlying issuer or other events, which may result in the distribution of securities from, or the inclusion of additional securities in, the Biotech HOLDRS, may also reduce diversification. Biotech HOLDRS may represent a concentrated investment in one or more of the underlying securities, which would reduce investment diversification and increase your exposure to the risks of concentrated investments.

          o Conflicting investment choices. In order to sell one or more of the underlying securities individually, participate in any form of stock repurchase program by an issuer of an underlying security or participate in a tender offer relating to one or more of the underlying securities, you will be required to cancel your Biotech HOLDRS and receive delivery of each of the underlying securities. The cancellation of your Biotech HOLDRS will allow you to sell individual underlying securities or to deliver individual underlying securities in a tender offer or any form of stock repurchase program. The cancellation of Biotech HOLDRS will involve payment of a cancellation fee to the trustee.

          o Trading halts. Trading in Biotech HOLDRS on the American Stock Exchange may be halted if trading in one or more of the underlying securities is halted. Trading in Biotech HOLDRS may be halted even if trading continues in some or all of the underlying securities. If trading is halted in Biotech HOLDRS, you will not be able to trade Biotech HOLDRS and you will only be able to trade the underlying securities if you cancel your Biotech HOLDRS and receive each of the underlying securities.

          o Delisting from the American Stock Exchange. If the number of companies whose securities are held in the trust falls below nine, the American Stock Exchange may consider delisting the Biotech HOLDRS. If the Biotech HOLDRS are delisted by the American Stock Exchange, a termination event will result unless the Biotech HOLDRS are listed for trading on another U.S. national securities exchange or through the Nasdaq National Market System within five business days from the date the Biotech HOLDRS are delisted. There are currently 19 companies whose securities are included in the Biotech HOLDRS.

          o Possible conflicts of interest. Merrill Lynch, Pierce, Fenner & Smith Incorporated, as initial depositor, selected the underlying securities that were originally included in the Biotech HOLDRS and may face possible conflicts of interest as Merrill Lynch, Pierce, Fenner & Smith Incorporated and its affiliates may provide investment banking or other services for issuers of the underlying securities in connection with its business.

          o Delays in distributions. The depositary trust agreement provides that the trustee will use its reasonable efforts to distribute any cash or other distributions paid in respect of the underlying securities to you as soon as practicable after receipt of such distribution. However, you may receive such cash or other distributions later than you would if you owned the underlying securities outside of the Biotech HOLDRS. In addition, you will not be entitled to any interest on any distribution by reason of any delay in distribution by the depositary.

Risk Factors Specific to the Biotechnology Industry

          o The stock prices of companies involved in the biotechnology industry have been and will likely continue to be extremely volatile, which will directly affect the price volatility of the Biotech HOLDRS, and you could lose a substantial part of your investment. The trading prices of the stocks of biotechnology companies have been extremely volatile. These stock prices could be subject to wide fluctuations in response to a variety of factors, including the following:

                    o         general market fluctuations;

                    o actual or anticipated variations in companies' quarterly operating results;

                    o announcements of technological innovations by competitors of the companies included in the Biotech HOLDRS;

                    o changes in financial estimates by securities analysts;

                    o changes in the market valuations of biotechnology companies;

                    o legal or regulatory developments affecting companies included in the Biotech HOLDRS or in the biotechnology industry;

                    o announcements by biotechnology companies or their competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

                    o         additions or departures of key personnel;

                    o sales of biotechnology companies' securities in the open market; and

                    o         difficulty in obtaining additional financing.

          In addition, the trading prices of biotechnology stocks in general have experienced extreme price and volume fluctuations. These fluctuations may be unrelated or disproportionate to the operating performance of these companies. The valuations of many biotechnology stocks are high when measured by conventional valuation standards such as price to earnings and price to sales ratios. Some of the companies do not or in the future might not have earnings. As a result, these trading prices may decline substantially and valuations may not be sustained. Any negative change in the public's perception of the prospects of biotechnology companies, generally, could depress the stock prices of a biotechnology company regardless of biotechnology companies' results. Other broad market and industry factors may decrease the stock price of biotechnology stocks, regardless of their operating results. Market fluctuations, as well as general political and economic conditions such as recession, war or interest rate or currency rate fluctuations, also may decrease the market price of biotechnology stocks.

          As a result of fluctuations in the trading prices of the companies included in the Biotech HOLDRS, the trading price of Biotech HOLDRS has fluctuated significantly. The initial offering price of a Biotech HOLDR, on November 22, 1999, was $109.18 and during 2002 the price of a Biotech HOLDR reached a high of $130.55 and a low of $66.29.

          o Biotechnology companies face uncertainty with respect to pricing and third party reimbursement. Biotechnology companies will continue to be affected by the efforts of governments and third party payors, such as government health organizations, private health insurers and health maintenance organizations, to contain or reduce health care costs. For example, in certain foreign markets pricing or profitability of biotechnology products and technologies is subject to control. In the United States, there has been, and there will likely to continue to be, a number of federal and state proposals to implement similar government control. Also, an increasing emphasis on managed health care in the United States will continue to put pressure on the pricing of the products and technologies of biotechnology companies. The announcement or adoption of such proposals could have a material adverse affect on a biotechnology companies' business and financial condition. Further, the sales of the products of many biotechnology companies are often dependent, in part, on the availability of reimbursement from third party payors. Third party payors are increasingly challenging the prices charged for health care products and technologies and denying or limiting coverage for new products. Even if a biotechnology company can bring a product or technology to market, there can be no assurance that these products or technologies will be considered cost-effective by third party payors and that sufficient reimbursement will be available to consumers to allow for the sale of the products and services on a profitable basis.

          o Protection of patent and proprietary rights of biotechnology companies is difficult and costly. The success of many biotechnology companies is highly dependent on a biotechnology company's ability to obtain patents on current and future products and technologies, to defend its existing patents and trade secrets and operate in a manner that does not infringe on the proprietary rights of other biotechnology companies. Patent disputes are frequent and can preclude the successful commercial introduction of products and technologies. As a result, there is significant litigation in the biotechnology industry regarding patent and other intellectual property rights. Litigation is costly and could subject a biotechnology company to significant liabilities to third parties. In addition, a biotechnology company could be forced to obtain costly third-party licenses or cease using the technology or product in dispute.

          o Biotechnology companies are subject to extensive government regulation. Products and technologies offered by biotechnology companies are subject to strict regulation by the Food and Drug Administration in the United States and similar agencies in other countries. Many of the products will require extensive pre- clinical testing, clinical trials, other testing, government review and final approval before any marketing of the product will be permitted. This procedure could take a number of years and involves the expenditure of substantial resources. The success of a biotechnology company's current or future product will depend, in part, upon obtaining and maintaining regulatory approval to market products and, once approved, complying with the continued review by regulatory agencies. The failure to obtain necessary government approvals, the restriction of existing approvals, loss of or changes to previously obtained approvals or the failure to comply with regulatory requirements could result in fines, unanticipated expenditures, product delays, non-approval or recall, interruption of production and even criminal prosecution. Even if regulatory approval is granted for a product, the approval may be limited to only specific applications for which the product or technology is useful, as demonstrated through clinical trials.

          o Biotechnology companies must keep pace with rapid technological change to remain competitive. The biotechnology industry is highly competitive and is subject to rapid and significant technological change. Biotechnology companies will face continued competition as new products enter the market and advanced technologies become available. The success of a biotechnology company will depend on its ability to develop products and technologies that are at least as clinically effective or cost-effective than its competitors' products and technologies or that would render its competitors' products and technologies obsolete or uncompetitive.

          o Results of research and development of new products and technologies are unpredictable. Successful product or technology development in the biotechnology industry is very uncertain and only a small number of research and development programs will result in the marketing and sale of a new product or technology. Many products and technologies that appear promising may fail to reach the market for many reasons, including results indicating lack of effectiveness or harmful side effects in clinical or pre-clinical testing, failure to receive necessary regulatory approvals, uneconomical manufacturing costs or competing proprietary rights. In addition, there is no certainty that any product or technology in development will achieve market acceptance from the medical community, third party payors or individual users.

          o Biotechnology companies may be exposed to extensive product liability costs. The testing, manufacturing, marketing and sale of many of the products and technologies developed by biotechnology companies inherently expose biotechnology companies to potential product liability risks. Many biotechnology companies obtain limited product liability insurance; further, there can be no assurance that a biotechnology company will be able to maintain its product liability insurance, that it will continue to be able to obtain adequate product liability insurance on reasonable terms or that any product liability insurance obtained will provide adequate coverage against potential liabilities.

          o Biotechnology companies face challenges gaining governmental and consumer acceptance of genetically altered products. Biotechnology companies may be involved in the development of genetically engineered agricultural and food products. The commercial success of these products will depend, in part, on governmental and public acceptance of their cultivation, distribution and consumption. Public attitudes may be influenced by the media and by opponents who claim that genetically engineered products are unsafe for consumption, pose unknown health risks, risks to the environment or to social or economic practices. Biotechnology companies may continue to have to expend significant resources to foster governmental and consumer acceptance of genetically engineered agricultural and food products, particularly in Europe where securing governmental approvals for, and achieving consumer confidence in, these products continues to pose numerous challenges. The success of any genetically engineered agricultural and food products may be delayed or impaired in certain geographical areas due to the existing or future regulatory, legislative or public acceptance issues. Applera Corporation--Celera Genomics Group, one of the underlying securities of the Biotech HOLDRS, is involved in the development of genetically-based plant and animal breeding. Other companies representing underlying securities of the Biotech HOLDRS may become involved in the development of genetically engineered agricultural and food products.

          o Many companies included in the Biotech HOLDRS have a limited operating history which makes financial forecasting difficult. Many companies included in the Biotech HOLDRS are not able to forecast operating expenses based on their historical results. Accordingly, they base their forecast for expenses in part on future revenue projections. Most expenses are fixed in the short term and it may not be possible to quickly reduce spending if revenues are lower than projected. A biotechnology company's ability to forecast accurately its quarterly revenue is limited because its products have a long sales cycle that makes it difficult to predict the quarter in which it can recognize revenue, and because of the variability of client demand for its professional services. The business, operating results and financial condition of biotechnology companies may be materially adversely affected if their revenues do not meet their projections.

          o Many biotechnology companies are dependent on key personnel for success. The success of many biotechnology companies is highly dependent on the experience, abilities and continued services of key executive officers and key scientific personnel. If these companies lose the services of any of these officers or key scientific personnel, their future success could be undermined. The success of many biotechnology companies also depends upon their ability to attract and retain other highly qualified scientific, managerial sales and manufacturing personnel and their ability to develop and maintain relationships with qualified clinical researchers. Competition for such personnel and relationships is intense and many of these companies compete with each other and with universities and non-profit research organizations. There is no certainty that any of these biotechnology companies will be able to continue to attract and retain qualified personnel or develop and maintain relationships with clinical researchers.

          o It may be impossible to initiate legal proceedings or enforce judgments against some of the companies included in the Biotech HOLDRS. Some of the companies included in the Biotech HOLDRS are incorporated under the laws of a jurisdiction other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be impossible to effect service of process within the United States on some of the companies included in the Biotech HOLDRS or enforce judgments made against them in courts in the United States based on civil liability provisions of the securities laws of the United States. In addition, judgments obtained in the United States, especially those awarding punitive damages, may not be enforceable in foreign countries.

          o Potential voting impediments may exist with respect to the ownership of some of the underlying securities included in the Biotech HOLDRS. Holders of American depositary shares, including those included in the Biotech HOLDRS, may only exercise voting rights with respect to the securities represented by American depositary shares in accordance with the provisions of deposit agreements entered into in connection with the issuance of the American depositary shares. These deposit agreements may not permit holders of American depositary shares to exercise voting rights that attach to the securities underlying the American depositary shares without the issuer first instructing the depositary to send voting information to the holder of the American depositary share. Also, holders of American depositary shares may not be able to exercise voting rights unless they take a variety of steps, which may include registration in the share registry of the company that has issued the securities underlying the American depositary shares. The cumulative effect of these steps may make it impractical for holders of American depositary shares to exercise the voting rights attached to the underlying securities.

          o Companies whose securities are included in the Biotech HOLDRS may need additional financing, which may be difficult to obtain. Failure to obtain necessary financing or doing so on unattractive terms could adversely affect development and marketing efforts and other operations of companies whose securities are included in the Biotech HOLDRS. Companies whose securities are included in Biotech HOLDRS may need to raise additional capital in order to fund the continued development and marketing of their products or to fund strategic acquisitions or investments. Their ability to obtain additional financing will depend on a number of factors, including market conditions, operating performance and investor interest. These factors may make the timing, amount, terms and conditions of any financing unattractive. If adequate funds are not available or are not available on acceptable terms, companies whose securities are included in the Biotech HOLDRS may have to forego strategic acquisitions or investments, reduce or defer their development activities, delay their introduction of new products and services, or, in certain circumstances, suspend or terminate their operations. Any of these actions may reduce the market price of stocks in the biotechnology industry.

          o Two securities currently included in the Biotech HOLDRS, Applera Corporation--Celera Genomics Group and Applera Corporation--Applied Biosystems Group, are tracking stocks and are therefore subject to additional risks relating to an investment in tracking stocks. The risks associated with tracking stocks include the following:

                    o Stockholders of a tracking stock remain invested in the entire company issuing the tracking stock, even though the tracking stock is intended to reflect the operating performance of specific operations of a company's business. As a result, the performance and financial results of one of the tracked operations of Applera Corporation could also negatively affect the market price of Applera Corporation's other tracking stock and magnify the negative effect on the Biotech HOLDRS. This may also result in the market price of the tracking stock not solely reflecting the performance of the operations the tracking stock is intended to reflect.

                    o A holder of tracking stock does not have any direct voting rights to elect the management of the operations represented by the tracking stock or to make fundamental decisions affecting the tracked operations. The holders of tracking stock have voting rights that are similar to that of common shareholders of the company that issued the tracking stock, and would, along with the other shareholders, be limited to electing the management of the entire company rather than the management of the tracked operations. In addition, all of the shareholders of the company may be entitled to vote on fundamental decisions affecting the tracked operations. Consequently, the management of the company may make operational, financial and other decisions that may not be in the best interests of the holders of one of Applera Corporation's tracking stocks or that favor one tracking stock to the detriment of the other tracking stock. For example, management of the company may decide to sell assets or discontinue operations relating to the tracked operations without the consent of the holders of the tracking stock and the consideration received on any sale of assets may be less than what would be received if the tracked operations were a separate company. In addition, management of the company could adversely change the terms of the tracking stock without seeking the approval of a majority of the holders of the tracking stock affected by the change.

                    o Applera Corporation has the option to convert Celera Genomics Group and Applied Biosystems Group tracking stock into Applera Corporation common stock. It is possible that the consideration received as a result of any conversion may be lower than the market price at the time of the deposit into the Biotech HOLDRS and that the security received in exchange may not reflect the economic performance of the tracked operations.

                    o In the event of a dissolution of Applera Corporation, the holders of the tracking stocks will not have preferential rights to the respective assets of the tracked operations of Applera Corporation and these assets may become subject to liabilities attributable to the other group. In addition, any payment to the holders of the tracking stock as a result of a dissolution may be allocated between groups by a specified formula regardless of each group's relative contribution to the company as a whole.

                    o On each additional issuance of any class of stock by Applera Corporation, the voting rights, rights on dissolution and rights to dividends on Applera Corporation tracking stocks will be diluted. In addition, any additional issuances of Celera Genomics Group or Applied Biosystems Group tracking stock by Applera Corporation could dilute the value of each of the tracking stocks and the proceeds received on any additional issuance may not be allocated to the operations represented by the tracking stock.

          Generally, the terms of a tracking stock differ from those of the common stock of the same company. Please see the public filings of Applera Corporation for more information on the Celera Genomics Group and Applied Biosystems Group tracking stocks. For information on where you can access Applera Corporation's public filings, please see "Where You Can Find More Information."

                          HIGHLIGHTS OF BIOTECH HOLDRS

This discussion highlights information regarding Biotech HOLDRS. We present certain information more fully in the rest of this prospectus. You should read the entire prospectus carefully before you purchase Biotech HOLDRS.

Issuer..............................  Biotech HOLDRS Trust.

The trust...........................  The Biotech HOLDRS Trust was formed under the depositary trust agreement,
                                      dated as of November 18, 1999 among The
                                      Bank of New York, as trustee, Merrill
                                      Lynch, Pierce, Fenner & Smith
                                      Incorporated, other depositors and the
                                      owners of the Biotech HOLDRS and was
                                      amended and restated as of         , 2003.
                                      The trust is not a registered investment company under the Investment Company Act of 1940.


Initial depositor...................  Merrill Lynch, Pierce, Fenner & Smith
                                      Incorporated.

Trustee.............................  The Bank of New York, a New York
                                      state-chartered banking organization, is the trustee and receives compensation as set forth in the depositary trust agreement. The trustee is responsible for receiving deposits of underlying securities and delivering Biotech HOLDRS representing the underlying securities issued by the trust. The trustee holds the underlying securities on behalf of the holders of Biotech HOLDRS.

Purpose of Biotech HOLDRS...........  Biotech HOLDRS are designed to achieve the following:

                                      Diversification. Biotech HOLDRS are
                                      designed to allow you to diversify your
                                      investment in the biotechnology
                                      industry through a single,
                                      exchange-listed instrument representing
                                      your undivided beneficial ownership of
                                      the underlying securities.

                                      Flexibility. The beneficial owners of
                                      Biotech HOLDRS have undivided
                                      beneficial ownership interests in each
                                      of the underlying securities
                                      represented by the Biotech HOLDRS, and
                                      can cancel their Biotech HOLDRS to
                                      receive each of the underlying
                                      securities represented by the Biotech
                                      HOLDRS.

                                      Transaction costs. The expenses
                                      associated with buying and selling
                                      Biotech HOLDRS in the secondary market
                                      are expected to be less than separately
                                      buying and selling each of the
                                      underlying securities in a traditional
                                      brokerage account with
                                      transaction-based charges.

Trust assets........................  The trust holds securities traded on
                                      U.S. stock markets that, when initially
                                      selected, were issued by companies
                                      involved in the biotechnology industry.
                                      Except when a reconstitution event,
                                      distribution of securities by an
                                      underlying issuer or other event occurs, the group of companies will not change. Reconstitution events are described in this prospectus under the heading "Description of the Depositary Trust Agreement--Distributions" and
                                      "--Reconstitution Events." There are
                                      currently 19 companies included in the
                                      Biotech HOLDRS.

                                      The trust's assets may increase or
                                      decrease as a result of in-kind
                                      deposits and withdrawals of the
                                      underlying securities during the life
                                      of the trust.

The Biotech HOLDRS..................  The trust has issued, and may continue to issue, Biotech HOLDRS that represent
                                      an undivided beneficial ownership
                                      interest in the shares of U.S.-traded
                                      securities that are held by the trust on your behalf. The Biotech

                                      HOLDRS are separate from the underlying
                                      securities that are represented by
                                      Biotech HOLDRS.

                                      The following chart provides:

                                        o         the names of the 19 issuers of
                                                  the underlying securities
                                                  currently represented by the
                                                  Biotech HOLDRS,

                                        o         the stock ticker symbols,

                                        o         the share amounts currently
                                                  represented by a round-lot of
                                                  100 Biotech HOLDRS, and

                                        o         the principal U.S. market on
                                                  which the underlying
                                                  securities are traded.

                                                                Primary U.S.
                                                     Share        Trading
          Name of Company               Ticker      Amounts        Market
          ---------------               ------      -------        ------
Affymetrix, Inc.                         AFFX          4           NASDAQ
Alkermes, Inc.                           ALKS          4           NASDAQ
Amgen Inc.                               AMGN        64.48         NASDAQ
Applera Corporation--Applied
  Biosystems Group                       ABI          18            NYSE
Applera Corporation--Celera Genomics
  Group                                  CRA           4            NYSE
Biogen, Inc.                             BGEN         13           NASDAQ
Chiron Corporation                       CHIR         16           NASDAQ
Enzon Pharmaceuticals, Inc.              ENZN          3           NASDAQ
Genentech, Inc.                          DNA          44            NYSE
Genzyme Corporation                      GENZ         14           NASDAQ
Gilead Sciences, Inc.                    GILD         16           NASDAQ
Human Genome Sciences, Inc.              HGSI          8           NASDAQ
ICOS Corporation                         ICOS          4           NASDAQ
IDEC Pharmaceuticals Corporation         IDPH         12           NASDAQ
MedImmune, Inc.                          MEDI         15           NASDAQ
Millennium Pharmaceuticals, Inc.         MLNM         12           NASDAQ
QLT Inc.                                 QLTI          5           NASDAQ
Sepracor Inc.                            SEPR          6           NASDAQ
Shire Pharmaceuticals Group p.l.c.       SHPGY        6.8271       NASDAQ
----------------------------------------

                                        The companies whose securities were
                                        included in the Biotech HOLDRS at the
                                        time Biotech HOLDRS were originally
                                        issued were generally considered to be
                                        among the 20 largest and most liquid
                                        companies with U.S.-traded securities
                                        involved in the biotechnology industry,
                                        as measured by market capitalization and trading volume on October 27, 1999. The market capitalization of a company is determined by multiplying the market price of its securities by the number of its outstanding securities.

                                        The trust only will issue and cancel,
                                        and you only may obtain, hold, trade or
                                        surrender, Biotech HOLDRS in a round-lot of 100 Biotech HOLDRS and round-lot multiples. The trust will only issue Biotech HOLDRS upon the deposit of the whole shares represented by a round-lot of 100 Biotech HOLDRS.

                                        If you wish to create Biotech HOLDRS and a fractional share comes to be represented by a round lot of Biotech HOLDRS and before the trustee sells such fractions as described in "--Ownership rights in fractional shares in the underlying securities," the trustee will require you to deposit the next largest whole share amount with respect to the underlying security then represented by a fraction and the trustee will return to you cash in lieu of the fractional remainder not then represented by a round lot of Biotech HOLDRS based on the closing price for the underlying security on the day prior to your deposit. After the trustee sells such fractions and before the record date for the distribution of the net proceeds of such sale to you, the trustee will require you to deposit cash in lieu of such fractions in an amount equal to the amount to be distributed to record holders of Biotech HOLDRS on the record date.

                                        The number of outstanding Biotech HOLDRS will increase and decrease as a result of in-kind deposits and withdrawals of the underlying securities. The trust will stand ready to issue additional Biotech HOLDRS on a continuous basis when an investor deposits the required securities with the trustee.

Purchases...........................    You may acquire Biotech HOLDRS in two
                                        ways:

                                        o         through an in-kind deposit of
                                                  the required number of
                                                  securities of the underlying
                                                  issuers with the trustee, or

                                        o         through a cash purchase in the
                                                  secondary trading market.

Issuance and cancellation fees......    If you wish to create Biotech HOLDRS by
                                        delivering to the trust the requisite
                                        securities represented by a round-lot of 100 Biotech HOLDRS, The Bank of New York as trustee will charge you an issuance fee of up to $10.00 for each round-lot of 100 Biotech HOLDRS. If you wish to cancel your Biotech HOLDRS and withdraw your underlying securities, The Bank of New York as trustee will charge you a cancellation fee of up to $10.00 for each round-lot of 100 Biotech HOLDRS.

Commissions.........................    If you choose to deposit underlying
                                        securities in order to receive Biotech
                                        HOLDRS, you will be responsible for
                                        paying any sales commission associated
                                        with your purchase of the underlying
                                        securities that is charged by your
                                        broker in addition to the issuance fee
                                        charged by the trustee described above.

Custody fees........................    The Bank of New York, as trustee and as
                                        custodian, will charge you a quarterly
                                        custody fee of $2.00 for each round-lot
                                        of 100 Biotech HOLDRS, to be deducted
                                        from any cash dividend or other cash
                                        distributions on underlying securities
                                        distributed by the trust. With respect
                                        to the aggregate custody fee payable in
                                        any calendar year for each Biotech
                                        HOLDR, the trustee will waive that
                                        portion of the fee which exceeds the
                                        total cash dividends and other cash
                                        distributions distributed by the trust,
                                        the record date for which falls in such
                                        calendar year.

Rights relating to Biotech
  HOLDRS............................    You have the right to withdraw the
                                        underlying securities upon request by
                                        delivering a round- lot or integral
                                        multiple of a round-lot of Biotech
                                        HOLDRS to the trustee, during the
                                        trustee's business hours, and paying the cancellation fees, taxes and other charges. You should receive the underlying securities no later than the business day after the trustee receives a proper notice of cancellation. The trustee will not deliver fractional shares of underlying securities. To the extent that any cancellation of Biotech
                                        HOLDRS would otherwise require the
                                        delivery of a fractional share and
                                        before the trustee sells such fractions
                                        as described in "--Ownership rights in
                                        fractional shares in the underlying
                                        securities", the trustee will deliver
                                        cash in lieu of such fractional shares
                                        based on the closing price for the
                                        underlying security to which such
                                        fraction relates on the day prior to
                                        your cancellation. In the event you
                                        elect to cancel your Biotech HOLDRS
                                        after the trustee has sold such
                                        fractional shares and before the record
                                        date for the distribution of the net
                                        proceeds of such sale to you, the
                                        trustee will deliver cash in lieu of
                                        such fractional shares to you in an
                                        amount equal to the amount to be
                                        distributed to record holders of Biotech
                                        HOLDRS on the record date. Except with
                                        respect to the right to vote for
                                        dissolution of the trust, the Biotech
                                        HOLDRS themselves will not have voting
                                        rights.

Rights relating to the
  underlying securities.............    Biotech HOLDRS represents your
                                        beneficial ownership of the underlying
                                        securities. Owners of Biotech HOLDRS
                                        have the same rights and privileges as
                                        if they owned the underlying securities
                                        beneficially in street name outside of
                                        Biotech HOLDRS. These include the right
                                        to instruct the trustee to vote the
                                        underlying securities or you may attend
                                        shareholder meetings yourself, the right to receive any dividends and other distributions on the underlying securities that are declared and paid to the trustee by an issuer of an underlying security, the right to pledge
                                        Biotech HOLDRS and the right to
                                        surrender Biotech HOLDRS to receive the
                                        underlying securities and other property then represented by the Biotech HOLDRS.
                                        Biotech HOLDRS does not change your
                                        beneficial ownership in the underlying
                                        securities under United States federal
                                        securities laws, including sections
                                        13(d) and 16(a) of the Securities
                                        Exchange Act of 1934. As a result, you
                                        have the same obligations to file
                                        insider trading reports that you would
                                        have if you held the underlying
                                        securities outside of Biotech HOLDRS.
                                        However, due to the nature of Biotech
                                        HOLDRS, you will not be able to
                                        participate in any dividend reinvestment program of an issuer of underlying securities unless you cancel your
                                        Biotech HOLDRS (and pay the applicable
                                        fees) and receive all of the underlying
                                        securities.

                                        A holder of Biotech HOLDRS is not a
                                        registered owner of the underlying
                                        securities. In order to become a
                                        registered owner, a holder of Biotech
                                        HOLDRS would need to surrender their
                                        Biotech HOLDRS, pay the applicable fees
                                        and expenses, receive all of the
                                        underlying securities and follow the
                                        procedures established by the issuers of the underlying securities for registering their securities in the name of such holder.

                                        You retain the right to receive any
                                        reports and communications that the
                                        issuers of underlying securities are
                                        required to send to beneficial owners of their securities. As such, you will receive such reports and communications from the broker through which you hold your Biotech HOLDRS in the same manner as if you beneficially owned your underlying securities outside of Biotech HOLDRS in "street name" through a brokerage account. The trustee will not attempt to exercise the right to vote that attaches to, or give a proxy with respect to, the underlying securities other than in accordance with your instructions.

                                        The depositary trust agreement entitles
                                        you to receive, subject to certain
                                        limitations and net of any fees and
                                        expenses of the trustee, any
                                        distributions of cash (including
                                        dividends), securities or property made
                                        with respect to the underlying
                                        securities. However, any distribution of securities by an issuer of underlying securities will be deposited into the trust and will become part of the underlying securities unless the distributed securities are not listed for trading on a U.S. national securities exchange or through the Nasdaq National Market System or the distributed securities have a Standard & Poor's GICS sector classification that is different from the GICS sectors classifications represented in the Biotech HOLDRS at the time of the distribution. In addition, if the issuer of underlying securities offers rights to acquire additional underlying securities or other securities, the rights may be distributed to you, may be disposed of for your benefit, or may lapse.

                                        There may be a delay between the time
                                        any cash or other distribution is
                                        received by the trustee with respect to
                                        the underlying securities and the time
                                        such cash or other distributions are
                                        distributed to you. In addition, you are not entitled to any interest on any distribution by reason of any delay in distribution by the trustee. If any tax or other governmental charge becomes due with respect to Biotech HOLDRS or any underlying securities, you will be responsible for paying that tax or governmental charge.

                                        If you wish to participate in a tender
                                        offer for any of the underlying
                                        securities, or any form of stock
                                        repurchase program by an issuer of an
                                        underlying security, you must surrender
                                        your Biotech HOLDRS (and pay the
                                        applicable fees and expenses) and
                                        receive all of your underlying
                                        securities in exchange for your Biotech
                                        HOLDRS. For specific information about
                                        obtaining your underlying securities,
                                        you should read the discussion under the caption "Description of the Depositary Trust Agreement--Withdrawal of underlying securities."

Ownership rights in fractional shares
   in the underlying securities........ As a result of distributions of securities by companies included in the
                                        Biotech HOLDRS or other corporate
                                        events, such as mergers, a round-lot of
                                        Biotech HOLDRS may represent an interest
                                        in a fractional share of an underlying
                                        security. Pursuant to an amendment to
                                        the depositary trust agreement,
                                        effective as of          , 2003, the
                                        depositary trust agreement requires the
                                        trustee to aggregate and initiate the
                                        sale of fractional shares of an
                                        underlying security through a registered
                                        broker-dealer in the primary market in
                                        which the underlying security trades
                                        within ten business days and to
                                        distribute the net proceeds to you in
                                        the same manner as a cash dividend on an
                                        underlying security would be distributed
                                        to you. We expect that the trustee will
                                        aggregate and sell all fractional shares
                                        currently represented in Biotech HOLDRS
                                        within 30 days of           , 2003. The
                                        amendment also requires that in the
                                        future the trustee aggregate and
                                        initiate the sale of fractional shares
                                        within five business days of the receipt of those fractional shares. However, until such time as the trustee sells such fractional shares in accordance with the depositary trust agreement, you are entitled to receive distributions proportionate to your fractional shares.

                                        In addition, you are entitled to receive proxy materials and other shareholder communications and you are entitled to exercise voting rights proportionate to your fractional shares. The trustee will aggregate the votes of all of the share fractions represented by Biotech HOLDRS and will vote the largest possible number of whole shares. If, after aggregation, there is a fractional remainder, this fraction will be ignored, because the issuer will only recognize whole share votes. For example, if 100,001 round-lots of 100 Biotech HOLDRS are outstanding and each round-lot of 100 Biotech HOLDRS represents 1.75 shares of an underlying security, there will be 175,001.75 votes of the underlying security represented by Biotech HOLDRS. If holders of 50,000 round-lots of 100 Biotech HOLDRS vote their underlying securities "yes" and holders of 50,001 round-lots of 100 Biotech HOLDRS vote their underlying securities "no", there will be 87,500 affirmative votes and 87,501.75 negative votes. The trustee will ignore the .75 negative votes and will deliver to the issuer 87,500 affirmative votes and 87,501 negative votes.

Reconstitution events...............    The depositary trust agreement provides
                                        for the automatic distribution of
                                        underlying securities from the Biotech
                                        HOLDRS to you in the following four
                                        circumstances:

                                        A.        If an issuer of underlying
                                                  securities no longer has a
                                                  class of securities registered
                                                  under section 12 of the
                                                  Securities Exchange Act of
                                                  1934, then the trustee will
                                                  distribute the shares of that
                                                  company to the owners of the
                                                  Biotech HOLDRS.

                                        B.        If the SEC finds that an
                                                  issuer of underlying
                                                  securities should be
                                                  registered as an investment
                                                  company under the Investment
                                                  Company Act of 1940, and the
                                                  trustee has actual knowledge
                                                  of the SEC finding, then its
                                                  securities will no longer be
                                                  an underlying security and the
                                                  trustee will distribute the
                                                  shares of that company to the
                                                  owners of the Biotech HOLDRS.

                                        C.        If the underlying securities
                                                  of an issuer cease to be
                                                  outstanding as a result of a
                                                  merger, consolidation or other
                                                  corporate combination or other
                                                  event, the trustee will
                                                  distribute the consideration
                                                  paid by and received from the
                                                  acquiring company or the
                                                  securities received in
                                                  exchange for the securities of
                                                  the underlying issuer whose
                                                  securities cease to be
                                                  outstanding to the beneficial
                                                  owners of Biotech HOLDRS only
                                                  if the distributed securities
                                                  have a different Standard &
                                                  Poor's GICS sector
                                                  classification than any of the
                                                  underlying securities
                                                  represented in the Biotech
                                                  HOLDRS at the time of the
                                                  distribution or exchange or if
                                                  the securities received are
                                                  not listed for trading on a
                                                  U.S. national securities
                                                  exchange or through the Nasdaq
                                                  National Market System. In any
                                                  other case, the additional
                                                  securities received will be
                                                  deposited into the trust.

                                        D.        If an issuer's underlying
                                                  securities are delisted from
                                                  trading on a U.S. national
                                                  securities exchange or through
                                                  the Nasdaq National Market
                                                  System and are not listed for
                                                  trading on another U.S.
                                                  national securities exchange
                                                  or through the Nasdaq National
                                                  Market System within five
                                                  business days from the date
                                                  the securities are delisted.

                                        To the extent a distribution of
                                        underlying securities from the Biotech
                                        HOLDRS is required as a result of a
                                        reconstitution event, the trustee will
                                        deliver the underlying security to you
                                        as promptly as practicable after the
                                        date that the trustee has knowledge of
                                        the occurrence of a reconstitution
                                        event.

                                        In addition, securities of a new company will be added to the Biotech HOLDRS, as a result of a distribution of securities by an underlying issuer, where a corporate event occurs, or where the securities of an underlying issuer are exchanged for the securities of another company, unless the securities received have a Standard & Poor's GICS sector classification that is different from the GICS sector classification of any other security then included in the Biotech HOLDRS or are not listed for trading on a U.S. national securities exchange or through the Nasdaq National Market System. This will also apply if Applera Corporation converts either the Celera Genomics Group or Applied Biosystems Group tracking stock into another class of securities of Applera Corporation or one of its subsidiaries. For more information on the conversion rights of the Celera Genomics Group and Applied Biosystems Group tracking stocks, please see Annex A.

                                        It is anticipated, as a result of the
                                        broadly defined Standard & Poor's GICS
                                        sectors, that most distributions or
                                        exchanges of securities will result in
                                        the inclusion of new securities in
                                        Biotech HOLDRS. The trustee will review
                                        the Standard & Poor's GICS sector
                                        classifications of securities to
                                        determine whether securities received as a result of a distribution by an underlying issuer or as consideration for securities included in the Biotech HOLDRS will be included in Biotech HOLDRS or distributed to you.

Standard & Poor's sector
  classifications...................    Standard & Poor's Corporation is an
                                        independent source of market information that, among other things, maintains the Global Industry Classification Standard, referred to herein as "GICS," which classifies the securities of public companies into various sector classifications based upon GICS sectors, which are derived from its own criteria.
                                        The GICS classification standards were
                                        exclusively effective as of January 2,
                                        2002. There are 10 Standard & Poor's
                                        GICS sectors and each class of publicly
                                        traded securities of a company is given
                                        only one GICS sector classification. The securities included in the Biotech
                                        HOLDRS are currently represented in the
                                        Healthcare GICS sector. The Standard &
                                        Poor's GICS sector classifications of
                                        the securities included in the Biotech
                                        HOLDRS may change over time if the
                                        companies that issued these securities
                                        change their focus of operations or if
                                        Standard & Poor's alters the criteria it uses to determine GICS sectors, or both.

Termination events..................    A.        The Biotech HOLDRS are
                                                  delisted from the American
                                                  Stock Exchange and are not
                                                  listed for trading on another
                                                  U.S. national securities
                                                  exchange or through the Nasdaq
                                                  National Market System within
                                                  five business days from the
                                                  date the Biotech HOLDRS are
                                                  delisted.

                                        B.        The trustee resigns and no
                                                  successor trustee is appointed
                                                  within 60 days from the date
                                                  the trustee provides notice to
                                                  Merrill Lynch, Pierce, Fenner
                                                  & Smith Incorporated, as
                                                  initial depositor, of its
                                                  intent to resign.

                                        C.        Beneficial owners of at least
                                                  75% of outstanding Biotech
                                                  HOLDRS vote to dissolve and
                                                  liquidate the trust.

                                        If a termination event occurs, the
                                        trustee will distribute the underlying
                                        securities as promptly as practicable
                                        after the termination event.

                                        Upon termination of the depositary trust agreement and prior to distributing the trust property to you, the trustee will charge you a cancellation fee of up to $10.00 per round-lot of 100 Biotech HOLDRS surrendered, along with any taxes or other governmental charges, if any.

United States federal income tax
 consequences.....................      The United States federal income tax
                                        laws will treat a U.S. holder of Biotech
                                        HOLDRS as directly owning the underlying securities. The Biotech HOLDRS themselves will not result in any United
                                        States federal tax consequences separate from the tax consequences associated with ownership of the underlying securities.

Listing.............................    The Biotech HOLDRS are listed on the
                                        American Stock Exchange under the symbol
                                        "BBH." On May 6, 2003, the last
                                        reported sale price of the Biotech
                                        HOLDRS on the American Stock Exchange
                                        was $102.50.

Trading.............................    Investors are only able to acquire,
                                        hold, transfer and surrender a round-lot of 100 Biotech HOLDRS. Bid and ask prices, however, are quoted per single
                                        Biotech HOLDR.

Clearance and settlement............    Biotech HOLDRS have been issued only in
                                        book-entry form. Biotech HOLDRS are
                                        evidenced by one or more global
                                        certificates that the trustee has
                                        deposited with The Depository Trust
                                        Company, referred to as DTC. Transfers
                                        within DTC will be in accordance with
                                        DTC's usual rules and operating
                                        procedures. For further information see
                                        "Description of Biotech HOLDRS."

                                    THE TRUST

          General. This discussion highlights information about the Biotech HOLDRS Trust. You should read this information, information about the depositary trust agreement, as well as the amended and restated depositary trust agreement, before you purchase Biotech HOLDRS. The material terms of the depositary trust agreement are described in this prospectus under the heading "Description of the Depositary Trust Agreement."

          The Biotech HOLDRS Trust. The trust was formed pursuant to the depositary trust agreement, dated as of November 18, 1999. The depositary trust
agreement was amended and restated as of            , 2003. The Bank of New York
is the trustee. The Biotech HOLDRS Trust is not a registered investment company under the Investment Company Act of 1940.

          The Biotech HOLDRS Trust is intended to hold deposited shares for the benefit of owners of Biotech HOLDRS. The trustee will perform only administrative and ministerial acts. The property of the trust consists of the underlying securities and all monies or other property, if any, received by the trustee. The trust will terminate on December 31, 2039 or earlier if a termination event occurs.

                          DESCRIPTION OF BIOTECH HOLDRS

          The trust has issued Biotech HOLDRS under the depositary trust agreement described in this prospectus under the heading "Description of the Depositary Trust Agreement." The trust may issue additional Biotech HOLDRS on a continuous basis when an investor deposits the requisite underlying securities with the trustee.

          You may only acquire, hold, trade and surrender Biotech HOLDRS in a round-lot of 100 Biotech HOLDRS and round-lot multiples. The trust will only issue Biotech HOLDRS upon the deposit of the whole shares of underlying securities that are represented by a round-lot of 100 Biotech HOLDRS. See "Description of the Depositary Trust Agreement--Issuance, transfer and surrender of Biotech HOLDRS."

          Biotech HOLDRS will represent your individual and undivided beneficial ownership interest in the specified underlying securities. The companies selected as part of this receipt program are listed above in the section entitled "Highlights of Biotech HOLDRS--The Biotech HOLDRS."

          Beneficial owners of Biotech HOLDRS will have the same rights and privileges as they would have if they beneficially owned the underlying securities in street name outside of the trust. These include the right of investors to instruct the trustee to vote the underlying securities, and to receive dividends and other distributions on the underlying securities, if any are declared and paid to the trustee by an issuer of an underlying security, as well as the right to cancel Biotech HOLDRS to receive the underlying securities. See "Description of the Depositary Trust Agreement." Biotech HOLDRS are not intended to change your beneficial ownership in the underlying securities under federal securities laws, including sections 13(d) and 16(a) of the Securities Exchange Act of 1934.

          The trust will not publish or otherwise calculate the aggregate value of the underlying securities represented by a receipt. Biotech HOLDRS may trade in the secondary market at prices that are lower than the aggregate value of the corresponding underlying securities. If, in such case, an owner of Biotech HOLDRS wishes to realize the dollar value of the underlying securities, that owner will have to cancel the Biotech HOLDRS. Such cancellation will require payment of fees and expenses as described in "Description of the Depositary Trust Agreement-- Withdrawal of underlying securities."

          Biotech HOLDRS are evidenced by one or more global certificates that the trustee has deposited with DTC and registered in the name of Cede & Co., as nominee for DTC. Biotech HOLDRS are available only in book-entry form. Owners of Biotech HOLDRS may hold their Biotech HOLDRS through DTC, if they are participants in DTC, or indirectly through entities that are participants in DTC.

                    DESCRIPTION OF THE UNDERLYING SECURITIES

          Selection criteria. The underlying securities are the common stocks or American depositary shares of a group of specified companies that, at the time of selection, were involved in various segments of the biotechnology industry and whose securities are registered under section 12 of the Securities Exchange Act. The issuers of the underlying securities were, as of the time of selection, among the largest capitalized and most liquid companies involved in the biotechnology industry as measured by market capitalization and trading volume.

          The Biotech HOLDRS may no longer consist exclusively of securities issued by companies involved in the biotechnology industry. Merrill Lynch, Pierce, Fenner & Smith Incorporated will determine, in its sole discretion, whether the issuer of a particular underlying security remains in the biotechnology industry and will undertake to make adequate disclosure when necessary.

          Underlying securities. For a list of the underlying securities represented by Biotech HOLDRS, please refer to "Highlights of Biotech HOLDRS--The Biotech HOLDRS." If the underlying securities change because of a reconstitution event, a distribution of securities by an underlying issuer or other event, a revised list of underlying securities will be set forth in a prospectus supplement and filed with the SEC on a periodic basis.

          No investigation. The trust, the trustee, Merrill Lynch, Pierce, Fenner & Smith Incorporated and any affiliate of these entities, have not performed any investigation or review of the selected companies, including the public filings by the companies. Accordingly, before you acquire Biotech HOLDRS, you should consider publicly available financial and other information about the issuers of the underlying securities. See "Risk Factors" and "Where You Can Find More Information." Investors and market participants should not conclude that the inclusion of a company in the list is any form of investment recommendation of that company by the trust, the trustee, Merrill Lynch, Pierce, Fenner & Smith Incorporated, or any of their affiliates.

          General background and historical information. For a brief description of the business of each of the issuers of the underlying securities and monthly pricing information showing the historical performance of each underlying issuer's securities see "Annex A."

          The following table and graph set forth the composite performance of all of the 19 underlying securities currently represented by a single Biotech HOLDR, measured at the close of the business day on July 20, 1999, the first date when all of the underlying securities were publicly traded and thereafter as of the end of each month to April 30, 2003. The performance table and graph data are adjusted for any splits that may have occurred over the measurement period. Past movements of the underlying securities are not necessarily indicative of future values.


1999              Price   2000           Price   2001            Price   2002           Price   2003         Price
July 20           $80.40  January 31    $154.22  January 31     $153.09  January 31    $117.77  January 31   $ 88.54
July 30           $84.62  February 29   $202.66  February 28    $147.27  February 28   $116.46  February 28  $ 88.86
August 31         $95.41  March 31      $155.06  March 30       $120.18  March 28      $118.14  March 31     $ 93.16
September 30      $91.15  April 28      $132.98  April 30       $131.86  April 30       $98.45  April 30     $101.52
October 29        $90.83  May 31        $132.31  May 31         $136.89  May 31         $92.55
November 30      $102.07  June 30       $172.37  June 29        $136.36  June 28        $81.51
December 31      $138.89  July 31       $160.97  July 31        $125.24  July 31        $84.50
                          August 31     $196.86  August 31      $127.98  August 30      $82.62
                          September 29  $191.53  September 28   $114.29  September 30   $77.66
                          October 31    $172.77  October 31     $127.16  October 31     $86.08
                          November 30   $152.80  November 30    $138.91  November 29    $88.14
                          December 29   $165.24  December 31    $131.11  December 31    $84.72


                                     [GRAPH]

                  DESCRIPTION OF THE DEPOSITARY TRUST AGREEMENT

          General. The depositary trust agreement, dated as of November 18, 1999, among Merrill Lynch, Pierce, Fenner & Smith Incorporated, The Bank of New York, as trustee, other depositors and the owners of the Biotech HOLDRS, provides that Biotech HOLDRS will represent an owner's undivided beneficial ownership interest in the securities of the underlying companies. The shares of those securities held by the trust at any particular time, together with any other property that is held by the trust at that time, is referred to as the trust property. The depositary trust agreement was amended and restated as of
                          , 2003 to incorporate earlier amendments to the
depositary trust agreement and to provide for the mandatory sale of fractional shares, as described below. Pursuant to the terms of the depositary trust
agreement, this amendment will be effective as of                      , 2003.

          The trustee. The Bank of New York serves as trustee for Biotech HOLDRS. The Bank of New York, which was founded in 1784, was New York's first bank and is the oldest bank in the country still operating under its original name. The Bank is a state-chartered New York banking corporation and a member of the Federal Reserve System. The Bank conducts a national and international wholesale banking business and a retail banking business in the New York City, New Jersey and Connecticut areas, and provides a comprehensive range of corporate and personal trust, securities processing and investment services.

          Issuance, transfer and surrender of Biotech HOLDRS. You may create and cancel Biotech HOLDRS only in round-lots of 100 Biotech HOLDRS. You may create Biotech HOLDRS by delivering to the trustee the requisite underlying securities. The trust will only issue Biotech HOLDRS upon the deposit of the whole shares represented by a round-lot of 100 Biotech HOLDRS.

          If you wish to create Biotech HOLDRS and a fractional share comes to be represented by a round-lot of Biotech HOLDRS and before the trustee sells such fractions as described under "-Distributions," the trustee will require you to deposit the next largest whole share amount with respect to the underlying security then represented by a fraction and the trustee will return to you cash in lieu of the fractional remainder not then represented by a round lot of Biotech HOLDRS based on the closing price for the underlying security on the day prior to your deposit. For example, if a round lot of Biotech HOLDRS represents
2.5 shares of an underlying security and you wish to create Biotech HOLDRS before the trustee sells such fractions, the trustee will require you to deposit three shares of the underlying security and will deliver to you cash, based on the closing price for the underlying security on the day prior to your deposit, for the .5 of a share then represented in the Biotech HOLDRS.

          If you wish to create Biotech HOLDRS after the trustee sells any fractional shares represented by Biotech HOLDRS and before the record date for the distribution of the net proceeds of such sale to you, the trustee will require you to deposit cash in lieu of such fractions in an amount equal to the amount to be distributed to record holders of Biotech HOLDRS on the record date. For example, if a round lot of Biotech HOLDRS represents 2.5 shares of an underlying security and you wish to create Biotech HOLDRS after the trustee has sold such fractions, the trustee will require you to deposit two shares of the underlying security and cash in lieu of the .5 of a share then represented in the Biotech HOLDRS in an amount equal to the amount that the trustee will distribute to record holders of the Biotech HOLDRS on the record date in lieu of that .5 of a share.

          Similarly, you must surrender Biotech HOLDRS in integral multiples of 100 Biotech HOLDRS to withdraw the amount of trust property represented by those Biotech HOLDRS from the trust. The trustee will not deliver fractional shares of underlying securities, and to the extent that any cancellation of Biotech HOLDRS would otherwise require the delivery of fractional shares and before the trustee sells such fractions as described under "--Distributions", the trustee will deliver cash in lieu of such fractional shares based on the closing price of the shares to which such fraction relates on the day prior to your cancellation. For example, if a round lot of Biotech HOLDRS represents 2.5 shares of an underlying security and you wish to cancel your Biotech HOLDRS before the trustee sells such fractions, the trustee will deliver to you two shares of the underlying security and cash in lieu, based on the closing price for the underlying security on the day prior to your cancellation, for the .5 of a share then represented in the Biotech HOLDRS.

          If you wish to cancel your Biotech HOLDRS after the trustee sells any fractional shares represented by Biotech HOLDRS and before the record date for the distribution of the net proceeds of such sale to you, the trustee will deliver cash in lieu of such fractional shares to you in an amount equal to the amount to be distributed to record holders of Biotech HOLDRS on the record date. For example, if a round lot of Biotech HOLDRS represents 2.5 shares of an underlying security and you wish to cancel your Biotech HOLDRS after the trustee has sold such fractions, the trustee will deliver to you two shares of the underlying security and cash in lieu, in an amount equal to the amount to be distributed to record holders on the record date as the net proceeds of the sale of such fractional shares, for the .5 of a share then represented in the Biotech HOLDRS.

          You may request withdrawal of your deposited shares during the trustee's normal business hours. The trustee expects that in most cases it will deliver your deposited shares within one business day of your withdrawal request.

          Voting rights. You will receive proxy soliciting materials provided by issuers of the deposited shares so as to permit you to give the trustee instructions as to how to vote on matters to be considered at any annual or special meetings held by issuers of the underlying securities.

          Under the depositary trust agreement, any beneficial owner of Biotech HOLDRS, other than Merrill Lynch, Pierce, Fenner & Smith Incorporated owning Biotech HOLDRS for its own proprietary account as principal, will have the right to vote to dissolve and liquidate the trust.

          Distributions. You will be entitled to receive, net of the fees and expenses of the trustee charged to you to offset the costs of any such distributions, distributions of cash, including dividends, securities or property, if any, made with respect to the trust property. The trustee will use its reasonable efforts to ensure that it distributes these distributions as promptly as practicable after the date on which it receives the distribution. Therefore, you may receive your distributions substantially later than you would have had you held the underlying securities directly. Any distributions of securities by an issuer of underlying securities will be deposited into the trust and will become part of the Biotech HOLDRS unless such securities are not listed for trading on a U.S. national securities exchange or through the Nasdaq National Market System or such distributed securities have a different Standard & Poor's GICS sector classification than any of the underlying securities represented in the Biotech HOLDRS at the time of the distribution of such securities. In addition, if the issuer of underlying securities offers rights to acquire additional underlying securities or other securities, the rights will be distributed to you through the trustee, if practicable, and if the rights and the securities that those rights relate to are exempt from registration or are registered under the Securities Act of 1933. Otherwise, if practicable, the rights will be disposed of and the net proceeds distributed to you by the trustee. In all other cases, the rights will lapse.

          Pursuant to the amendment to the depositary trust agreement described above, if a round-lot of Biotech HOLDRS represents at any time any fraction of a share of a class of underlying securities, the trustee shall, to the extent lawful and practical, initiate the sale of the aggregate of those fractions through a registered broker-dealer in the primary market in which the underlying security trades and shall distribute the net proceeds (net of any accrued and unpaid custody fees and the expenses of the trustee incurred in such sale) to you in the same manner as you would receive a cash distribution with respect to the underlying securities.

          This amendment to the depositary trust agreement will become effective
as of               , 2003. We expect that the trustee will complete the process of selling all fractional shares currently represented in the Biotech HOLDRS
within 30 days of               , 2003. The amendment also requires that in the
future the trustee aggregate and initiate the sale of fractional shares within five business days of the receipt of those fractional shares.

          You will be obligated to pay any tax or other charge that may become due with respect to Biotech HOLDRS or any of the trust property. The trustee may deduct the amount of any tax or other governmental charge from a distribution before making payment to you. In addition, the trustee will deduct its quarterly custody fee of $2.00 for each round-lot of 100 Biotech HOLDRS from quarterly dividends and other cash distributions, if any, distributed by the trust. With respect to the aggregate custody fee payable in any calendar year for each Biotech HOLDR, the trustee will waive that portion of the fee which exceeds the total cash dividends and other cash distributions the record date for which falls in such calendar year.

          Reconstitution events. The depositary trust agreement provides for the automatic distribution of underlying securities from the Biotech HOLDRS to you in the following four circumstances:

               A. If an issuer of underlying securities no longer has a class of securities registered under section 12 of the Securities Exchange Act of 1934, then its securities will no longer be an underlying security and the trustee will distribute the shares of that company to the owners of the Biotech HOLDRS.

               B. If the SEC finds that an issuer of underlying securities should be registered as an investment company under the Investment Company Act of 1940, and the trustee has actual knowledge of the SEC finding, then the trustee will distribute the shares of that company to the owners of the Biotech HOLDRS.

               C. If the underlying securities of an issuer cease to be outstanding as a result of a merger, consolidation, corporate combination or other event, the trustee will distribute the consideration paid by and received from the acquiring company to the beneficial owners of Biotech HOLDRS only if the distributed securities have a different Standard & Poor's GICS sector classification than any of the underlying securities represented in the Biotech HOLDRS at the time of the distribution or exchange or if the securities received are not listed for trading on a U.S. national securities exchange or through the Nasdaq National Market System. In any other case, the additional securities received as consideration will be deposited into the trust.

               D. If an issuer's underlying securities are delisted from trading on a U.S. national securities exchange or through the Nasdaq National Market System and are not listed for trading on another U.S. national securities exchange or through the Nasdaq National Market System within five business days from the date such securities are delisted.

          To the extent a distribution of underlying securities is required as a result of a reconstitution event, the trustee will deliver the underlying security to you as promptly as practicable after the date that the trustee has knowledge of the occurrence of a reconstitution event.

          As provided in the depositary trust agreement, securities of a new company will be added to the Biotech HOLDRS, as a result of a distribution of securities by an underlying issuer or where an event occurs, such as a merger, where the securities of an underlying issuer are exchanged for the securities of another company, unless the securities received have a different Standard & Poor's GICS sector classification, than any of the underlying securities represented in the Biotech HOLDRS at the time of distribution or exchange or are not listed for trading on a U.S. national securities exchange or through the Nasdaq National Market System. This will also apply if Applera Corporation converts either Celera Genomics Group or Applied Biosystems Group tracking stock into another class of securities of Applera Corporation or one of its subsidiaries. For more information on the conversion rights of the Celera Genomics Group and the Applied Biosystems Group tracking stocks, please see Annex A.

          It is anticipated, as a result of the broadly defined GICS sectors, that most distributions or exchanges of securities will result in the inclusion of new securities in the Biotech HOLDRS. The trustee will review the Standard & Poor's GICS sector classifications of securities to determine whether securities received as a result of a distribution by an underlying issuer or as consideration for securities included in the Biotech HOLDRS will be distributed from the Biotech HOLDRS to you.

          Standard & Poor's sector classifications. Standard & Poor's Corporation is an independent source of market information that, among other things, maintains the Global Industry Classification Standard, which classifies the securities of public companies into various sector classifications based upon GICS sectors, which are derived from its own criteria. The GICS classification standards were exclusively effective on January 2, 2002. There are 10 Standard & Poor's GICS sectors and each class of publicly traded securities of a company are given only one GICS sector. The securities included in the Biotech HOLDRS are currently represented in the Healthcare GICS sector. The Standard & Poor's GICS sector classifications of the securities included in the Biotech HOLDRS may change over time if the companies that issued these securities change their focus of operations or if Standard & Poor's alters the criteria it uses to determine GICS sectors, or both.

          Record dates. With respect to dividend payments and voting instructions, the trustee expects to fix the trust's record dates as close as possible to the record date fixed by the issuer of the underlying securities.

          Shareholder communications. The trustee promptly will forward to you all shareholder communications that it receives from issuers of the underlying securities.

          Withdrawal of underlying securities. You may surrender your Biotech HOLDRS and receive the trust property during the trustee's normal business hours and upon the payment of applicable fees, taxes or governmental charges, if any. You should receive your underlying securities no later than the business day after the trustee receives your request. If you surrender Biotech HOLDRS in order to receive the trust property, you will pay to the trustee a cancellation fee of up to $10.00 per round-lot of 100 Biotech HOLDRS. Upon surrender of your Biotech HOLDRS you will only receive whole shares of underlying securities and the trustee will deliver cash to you in lieu of any fractional interest in an underlying security represented in your Biotech HOLDRS at the time of surrender in the manner described under "--Issuance, trustee and surrender of Biotech HOLDRS."

          Further issuances of Biotech HOLDRS. The depositary trust agreement provides for further issuances of Biotech HOLDRS on a continuous basis without your consent.

          Termination of the trust. The trust will terminate if the trustee resigns and no successor trustee is appointed by Merrill Lynch, Pierce, Fenner & Smith Incorporated, as initial depositor, within 60 days from the date the trustee provides notice to the initial depositor of its intent to resign. Upon termination, the beneficial owners of Biotech HOLDRS will surrender their Biotech HOLDRS as provided in the depositary trust agreement, including payment of any fees of the trustee or applicable taxes or governmental charges due in connection with delivery to the owners of the underlying securities. The trust also will terminate if Biotech HOLDRS are delisted from the American Stock Exchange and are not listed for trading on another U.S. national securities exchange or through the Nasdaq National Market System within five business days from the date the Biotech HOLDRS are delisted. Finally, the trust will terminate if 75% of the owners of outstanding Biotech HOLDRS other than Merrill Lynch, Pierce, Fenner & Smith Incorporated vote to dissolve and liquidate the trust.

          If a termination event occurs, the trustee will distribute the underlying securities to you as promptly as practicable after the termination event occurs.

          Amendment of the depositary trust agreement. The trustee and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as initial depositor, may amend any provisions of the depositary trust agreement without the consent of any other depositor or any of the owners of the Biotech HOLDRS. Promptly after the execution of any amendment to the agreement, the trustee must furnish or cause to be furnished written notification of the substance of the amendment to each owner of Biotech HOLDRS. Any amendment that imposes or increases any fees or charges, subject to exceptions, or that otherwise prejudices any substantial existing right of the owners of Biotech HOLDRS will not become effective until 30 days after notice of the amendment is given to the owners of Biotech HOLDRS.

          Issuance and cancellation fees. If you wish to create Biotech HOLDRS by delivering to the trust the requisite underlying securities, the trustee will charge you an issuance fee of up to $10.00 for each round-lot of 100 Biotech HOLDRS. If you wish to cancel your Biotech HOLDRS and withdraw your underlying securities, the trustee will charge you a cancellation fee of up to $10.00 for each round-lot of 100 Biotech HOLDRS issued. The trustee may negotiate either of these fees depending on the volume, frequency and size of the issuance or cancellation transactions.

          Commissions. If you choose to create Biotech HOLDRS, you will be responsible for paying any sales commissions associated with your purchase of the underlying securities that are charged by your broker, whether it be Merrill Lynch, Pierce, Fenner & Smith Incorporated or another broker, in addition to the issuance fee described above.

          Custody fees. The Bank of New York, as trustee and as custodian, will charge you a quarterly custody fee of $2.00 for each round-lot of 100 Biotech HOLDRS to be deducted from any dividend payments or other cash distributions on underlying securities received by the trustee. With respect to the aggregate custody fee payable in any calendar year for each Biotech HOLDR, the Trustee will waive that portion of the fee which exceeds the total cash dividends and other cash distributions received, or to be received, and payable with respect to such calendar year. The trustee cannot recapture unpaid custody fees from prior years.

          Address of the trustee. The Bank of New York, ADR Department, 101 Barclay Street, New York, New York 10286.

          Governing law. The depositary trust agreement and the Biotech HOLDRS are governed by the laws of the State of New York. The trustee will provide the depositary trust agreement to any owner of the underlying securities free of charge upon written request.

          Duties and immunities of the trustee. The trustee assumes no responsibility or liability for, and makes no representations as to, the validity or sufficiency, or as to the accuracy of the recitals, if any, set forth in the Biotech HOLDRS.

          The trustee has undertaken to perform only those duties as are specifically set forth in the depositary trust agreement. Subject to the preceding sentence, the trustee is liable for its own negligence or misconduct except for good faith errors in judgment so long as the trustee is not negligent in ascertaining the relevant facts.

          The trustee will use BNY Brokerage Inc., an affiliate of the trustee and a broker-dealer registered with the Commission pursuant to Section 15(a)(1) of the Securities Exchange Act of 1934 to execute any transactions in the underlying securities required by the depositary trust agreement.

                  UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

General

          The following is a summary of the U.S. federal income tax consequences relating to the Biotech HOLDRS for:

          o    a citizen or resident of the United States;

          o a corporation or partnership created or organized in the United States or under the laws of the United States;

          o an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source;

          o a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust (a "U.S. receipt holder"); and

          o any person other than a U.S. receipt holder (a "Non-U.S. receipt holder").

          This summary is based upon laws, regulations, rulings and decisions currently in effect, all of which are subject to change, possibly on a retroactive basis. The discussion does not deal with all U.S. federal income tax consequences applicable to all categories of investors, some of which may be subject to special rules. In addition, this summary generally is limited to investors who will hold the Biotech HOLDRS as "capital assets" (generally, property held for investment) within the meaning of section 1221 of the Internal Revenue Code of 1986, as amended. Moreover, this summary does not address Biotech HOLDRS held by a foreign partnership or other foreign flow through entities. We recommend that you consult with your own tax advisor.

Taxation of the trust

          The trust will provide for flow through tax consequences as it will be treated as a grantor trust or custodial arrangement for U.S. federal income tax purposes.

Taxation of Biotech HOLDRS

          A receipt holder purchasing and owning Biotech HOLDRS will be treated, for U.S. federal income tax purposes, as directly owning a proportionate share of the underlying securities represented by Biotech HOLDRS. Consequently, if there is a taxable cash distribution on an underlying security, a holder will recognize income with respect to the distribution at the time the distribution is received by the trustee, not at the time that the holder receives the cash distribution from the trustee.

          A receipt holder will determine its initial tax basis in each of the underlying securities by allocating the purchase price for the Biotech HOLDRS among the underlying securities based on their relative fair market values at the time of purchase. Similarly, when a holder sells a receipt, it will determine the amount realized with respect to each security by allocating the sales price among the underlying securities based on their relative fair market values at the time of sale. A holder's gain or loss with respect to each security will be computed by subtracting its adjusted basis in the security from the amount realized on the security. With respect to purchases of Biotech HOLDRS for cash in the secondary market, a receipt holder's aggregate tax basis in each of the underlying securities will be equal to the purchase price of the Biotech HOLDRS. Similarly, with respect to sales of Biotech HOLDRS for cash in the secondary market, the amount realized with respect to a sale of Biotech HOLDRS will be equal to the aggregate amount realized with respect to each of the underlying securities. In the event that the trustee sells fractional shares of underlying securities represented by a round-lot of Biotech HOLDRS, holders will recognize any gain or loss realized on their pro-rata portion of such shares.

          The distribution of any securities by the trust upon the surrender of Biotech HOLDRS, the occurrence of a reconstitution event, or a termination event will not be a taxable event, except to the extent that cash is distributed in lieu of fractional shares. The receipt holder's holding period with respect to the distributed securities will include the period that the holder held the securities through the trust.

Brokerage fees and custodian fees

          The brokerage fee incurred in purchasing a receipt will be treated as part of the cost of the underlying securities. Accordingly, a holder includes this fee in its tax basis in the underlying securities. A holder will allocate the brokerage fee among the underlying securities using either a fair market value allocation or pro rata based on the number of shares of each underlying security. Similarly, the brokerage fee incurred in selling Biotech HOLDRS will reduce the amount realized with respect to the underlying securities.

          A holder will be required to include in its income the full amount of dividends paid on the underlying securities, even though the depositary trust agreement provides that the custodian fees will be deducted directly from any dividends paid. These custodian fees will be treated as an expense incurred in connection with a holder's investment in the underlying securities and may be deductible. If a holder is an individual, estate or trust, however, the deduction of its share of custodian fees will be a miscellaneous itemized deduction that may be disallowed in whole or in part.

Special considerations with respect to underlying securities of foreign issuers

          With respect to underlying securities of foreign issuers, the gross amount of any taxable cash distribution will not be eligible for the dividends received deduction generally allowed to corporate U.S. receipt holders. If a foreign issuer pays a dividend in a currency other than in U.S. dollars, the amount of the dividend for U.S. federal income tax purposes will be the U.S. dollar value determined at the spot rate on the date of the payment regardless of whether the payment is later converted into U.S. dollars. In this case, the U.S. receipt holder may recognize ordinary income or loss as a result of currency fluctuations between the date on which the dividend is paid and the date the dividend amount is converted into U.S. dollars.

          Subject to certain conditions and limitations, any foreign tax withheld on dividends may be deducted from taxable income or credited against a U.S. receipt holder's U.S. federal income tax liability. The limitation on foreign taxes eligible for the U.S. foreign tax credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by a foreign issuer generally will constitute passive income or, in the case of some U.S. holders, financial services income. For purposes of the U.S. foreign tax credit limitation, dividends received by a U.S. receipt holder with respect to an underlying security of a foreign issuer generally will be treated as foreign source income while any gain or loss recognized from the sale of such security generally will be treated as from sources within the United States. The rules relating to the determination of the foreign tax credit are complex and we recommend that U.S. receipt holders consult their own tax advisors to determine whether and to what extent a credit would be available.

          Dividends and distributions made by a foreign issuer may be subject to a withholding tax. Some foreign issuers have made arrangements through which holders of their American depositary shares can apply for a refund of withheld taxes. It is expected that holders of Biotech HOLDRS will be able to use these arrangements to apply for a refund of withheld taxes.

          Additionally, special U.S. federal income tax rules apply to U.S. persons owning shares of a "passive foreign investment company" (a "PFIC"). We do not believe that any of the foreign issuers of the underlying securities is currently a PFIC and do not anticipate that any issuer will become a PFIC in the future, although no assurances can be made that the applicable tax law or other relevant circumstances will not change in a manner which affects the PFIC determination. A foreign corporation generally will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying relevant look-through rules, either:

          o    at least 75% of its gross income is "passive income"; or

          o on average at least 50% of the gross value of its assets is attributable to assets that produce "passive income" or are held for the production of passive income.

          Passive income for this purpose generally includes dividends, interest, royalties, rents, and gains from commodities and securities transactions.

          If a corporation were classified as a PFIC, a U.S. receipt holder could be subject to increased tax liability, possibly including an interest charge, upon the sale or other disposition of the Biotech HOLDRS or of the underlying securities or upon the receipt of "excess distributions," unless the U.S. receipt holder elected to be taxed currently on its pro rata portion of the corporation's income, whether or not the income was distributed in the form of dividends or otherwise.

Non-U.S. receipt holders

          A non-U.S. receipt holder generally will be subject to U.S. withholding tax at a rate of 30% or a lower rate as may be specified by an applicable tax treaty with respect to dividends received on underlying securities of U.S. issuers. However, if that income is effectively connected with a U.S. trade or business conducted by the holder or, where a tax treaty applies, it is attributable to a permanent establishment maintained in the United States by the holder, then those dividends will be exempt from withholding tax, provided the holder complies with applicable certification and disclosure requirements.

          A non-U.S. receipt holder generally will not be subject to U.S. federal income or withholding tax with respect to dividends received on underlying securities of foreign issuers, unless that income is effectively connected with a U.S. trade or business conducted by the holder or, where a tax treaty applies, is attributable to a permanent establishment maintained in the United States by the holder.

          With respect to dividends of both U.S. and foreign issuers, a non-U.S. receipt holder's dividends that are effectively connected with a U.S. trade or business or dividends attributable to a permanent establishment, net of relevant deductions and credits, will be subject to U.S. federal income taxation at the same graduated rates applicable to U.S. persons. In addition to this graduated tax, effectively connected dividends or dividends attributable to a permanent establishment received by a corporate non-U.S. receipt holder may also be subject to a branch profits tax at a rate of 30% or a lower rate as may be specified by an applicable tax treaty. Under some circumstances, a non- U.S. receipt holder whose dividends are so effectively connected or attributable shall be entitled to a dividends received deduction equal to 70% or 80% of the amount of the dividend.

          A non-U.S. receipt holder that is eligible for a reduced rate of withholding tax pursuant to a tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

          A non-U.S. receipt holder generally will not be subject to U.S. federal income or withholding tax with respect to gain recognized upon the sale or other disposition of Biotech HOLDRS or of the underlying securities unless:

          o that gain is effectively connected with a U.S. trade or business conducted by the holder or, where a tax treaty applies, is attributable to a permanent establishment maintained in the United States by the holder,

          o in the case of any gain realized by an individual non-U.S. receipt holder, the holder is present in the United States for 183 days or more in the taxable year of the sale or other disposition and certain other conditions are met, or

          o the underlying securities issuer is or has been a U.S. real property holding corporation for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of the disposition or the period during which the non-U.S. receipt holder held the common stock of such issuer and (a) the common stock is not considered to be "regularly traded on an established securities market" or (b) the non-U.S. receipt holder owned, actually or constructively, at any time during the shorter of the periods described above, more than 5% of the common stock of such issuer.

          Effectively connected or attributable gains generally will be subject to U.S. federal income taxation at the same graduated rates applicable to U.S. persons, and may, in the case of a corporate non-U.S. receipt holder, also be subject to the branch profits tax. We recommend that non-U.S. receipt holders consult their own tax advisors to determine whether any applicable tax treaties provide for different rules.

          Information returns will be filed with the Internal Revenue Service in connection with dividend payments made with respect to the underlying securities, or the proceeds of the sale or other disposition of the receipts (or the underlying securities). If you are a non-corporate U.S receipt holder, you will be subject to U.S. backup withholding tax at the applicable rate on these payments unless you provide your taxpayer identification number to the paying agent and comply with certain certification procedures. If you are a non-U.S. receipt holder, you may have to comply with certification procedures to establish that you are not a U.S. person in order to avoid the information reporting and backup withholding tax requirements.

          The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information is furnished to the Internal Revenue Service.

          The preceding discussion does not address all aspects of U.S. federal income taxation that may be relevant in light of a non-U.S. receipt holder's or an issuer's particular facts and circumstances. We recommend that investors consult their own tax advisors.

                              ERISA CONSIDERATIONS

          Any plan fiduciary which proposes to have a plan acquire Biotech HOLDRS should consult with its counsel with respect to the potential applicability of ERISA and the Internal Revenue Code to this investment and whether any exemption would be applicable and determine on its own whether all conditions have been satisfied. Moreover, each plan fiduciary should determine whether, under the general fiduciary standards of investment prudence and diversification, an acquisition of Biotech HOLDRS is appropriate for the plan, taking into account the overall investment policy of the plan and the composition of the plan's investment portfolio.

                              PLAN OF DISTRIBUTION

          In accordance with the depositary trust agreement, the trust issued Biotech HOLDRS to Merrill Lynch, Pierce, Fenner & Smith Incorporated, and Merrill Lynch, Pierce, Fenner & Smith Incorporated has deposited the underlying securities to receive Biotech HOLDRS. The trust delivered the initial distribution of Biotech HOLDRS against deposit of the underlying securities in New York, New York on approximately November 26, 1999.

          Investors who purchase Biotech HOLDRS through a fee-based brokerage account will pay fees charged by the brokerage account. We recommend that investors review the terms of their brokerage accounts for details on applicable charges.

          Merrill Lynch, Pierce, Fenner & Smith Incorporated has from time to time provided investment banking and other financial services to certain of the issuers of the underlying securities and expects in the future to provide these services, for which it has received and will receive customary fees and commissions. Merrill Lynch, Pierce, Fenner & Smith Incorporated also may have served as counterparty in other transactions with certain of the issuers of the underlying securities.

          Merrill Lynch, Pierce, Fenner & Smith Incorporated has used, and may continue to use this prospectus, as updated from time to time, in connection with offers and sales related to market-making transactions in the Biotech HOLDRS. Merrill Lynch, Pierce, Fenner & Smith Incorporated may act as principal or agent in such transactions. Market-making sales will be made at prices related to prevailing market prices at the time of sale.

          Merrill Lynch, Pierce, Fenner & Smith Incorporated has agreed to indemnify the trustee against certain civil liabilities related to acts performed or not performed by the trustee in accordance with the depositary trust agreement or periodic reports filed or not filed with the SEC with respect to the Biotech HOLDRS. Should a court determine not to enforce the indemnification provision, Merrill Lynch, Pierce, Fenner & Smith Incorporated also has agreed to contribute to payments the trustee may be required to make with respect to such liabilities.

                                  LEGAL MATTERS

          Legal matters, including the validity of the Biotech HOLDRS, were passed upon for Merrill Lynch, Pierce, Fenner & Smith Incorporated, the initial depositor and the underwriter in connection with the initial offering of Biotech

HOLDRS, by Shearman & Sterling, New York, New York. Shearman & Sterling, as special U.S. tax counsel to the trust, also rendered an opinion regarding the material U.S. federal income tax consequences relating to the Biotech HOLDRS.

                       WHERE YOU CAN FIND MORE INFORMATION

          Merrill Lynch, Pierce, Fenner & Smith Incorporated has filed a registration statement on Form S-1 with the SEC covering the Biotech HOLDRS. While this prospectus is a part of the registration statement, it does not contain all the exhibits filed as part of the registration statement. You should consider reviewing the full text of those exhibits.

          The registration statement is available over the Internet at the SEC's Web site at http://www.sec.gov. You also may read and copy the registration statement at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms and their copy charges. Merrill Lynch, Pierce, Fenner & Smith Incorporated will not file any reports pursuant to the Securities Exchange Act of 1934. The trust will file modified reports pursuant to the Securities Exchange Act of 1934.

          Because the securities of the issuers of the underlying securities are registered under the Securities Exchange Act of 1934, the issuers of the underlying securities are required to file periodically financial and other information specified by the SEC. For more information about the issuers of the underlying securities, information provided to or filed with the SEC by the issuers of the underlying securities with respect to their registered securities can be inspected at the SEC's public reference facilities or accessed through the SEC's Web site referenced above. However, some of the issuers of the underlying securities are considered foreign issuers. The requirements for filing periodic financial and other information for foreign issuers differ from that of domestic issuers. In particular, foreign issuers are not required to file quarterly reports with the SEC and are not required to file periodic financial and other information on EDGAR. Therefore, this information may not be accessible through the SEC's Web site. Information regarding the issuers of the underlying securities may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated information.

          The trust and Merrill Lynch, Pierce, Fenner & Smith Incorporated and its affiliates are not affiliated with the issuers of the underlying securities, and the issuers of the underlying securities have no obligations with respect to Biotech HOLDRS. This prospectus relates only to Biotech HOLDRS and does not relate to the other securities of the issuers of the underlying securities. The information in this prospectus regarding the issuers of the underlying securities has been derived from the publicly available documents described in the preceding paragraph. We have not participated in the preparation of these documents or made any due diligence inquiries with respect to the issuers of the underlying securities in connection with Biotech HOLDRS. We make no representation that these publicly available documents or any other publicly available information regarding the issuers of the underlying securities are accurate or complete. Furthermore, we cannot assure you that all events occurring prior to the date of this prospectus, including events that would affect the accuracy or completeness of the publicly available documents described in the preceding paragraph, that would affect the trading price of the securities of the issuers of the underlying securities, and therefore the offering and trading prices of the Biotech HOLDRS, have been publicly disclosed.

                                     ANNEX A

          This annex forms an integral part of the prospectus.

          The following tables provide a brief description of the business of each of the issuers of the underlying securities and set forth the split-adjusted closing market prices, as reported on the applicable primary U.S. trading market, of each of the underlying securities in each month during 1999, 2000, 2001, 2002 and 2003. As a result of the conversion to decimal reporting of trading prices by the markets on which the underlying securities trade, all market prices beginning from January 2001 provided in the following tables are given in decimal form. All historical market prices provided in fractions in excess of one dollar are rounded to the nearest one sixty-fourth of a dollar. The primary foreign stock markets on which the securities of the foreign issuers included in the Biotech HOLDRS are listed are described below. An asterisk (*) denotes that no shares of the issuer were trading on a U.S. stock market during that month. The historical prices of the underlying securities should not be taken as an indication of future performance.

                             AFFYMETRIX, INC. (AFFX)

          Affymetrix, Inc. develops, manufactures and sells DNA chip and related technologies that acquire, analyze, and manage genetic information for use in the life sciences. These technologies includes probe arrays, scanners, processing instruments and software. Affymetrix markets and sells its products to pharmaceutical, biotechnology, agrochemical, diagnostic and consumer products companies, academic research centers, government research laboratories, private foundations and reference laboratories.


               Closing                 Closing                Closing                 Closing                Closing
    1999        Price        2000       Price       2001       Price        2002       Price       2003       Price
January       20 3/4      January     115 3/4    January       66.63     January       28.15    January       27.14
February      19 3/8      February    144 13/16  February      57.30     February      24.60    February      26.38
March         17 13/32    March       74 7/32    March         27.81     March         28.98    March         26.00
April         20 7/16     April       67 17/32   April         33.05     April         25.37    April         18.48
May           17 9/16     May         59 3/8     May           39.25     May           23.95
June          24 11/16    June        82 9/16    June          22.05     June          23.99
July          36 3/8      July        68 9/32    July          24.96     July          17.85
August        42 13/16    August      79         August        21.70     August        18.01
September     49 7/32     September   49 7/8     September     16.05     September     20.80
October       44 1/16     October     55 3/8     October       30.05     October       26.10
November      49          November    59         November      36.22     November      27.10
December      84 27/32    December    74 7/16    December      37.75     December      22.89


                 The closing price on May 6, 2003 was $20.16.

                              ALKERMES, INC. (ALKS)

          Alkermes, Inc. is a pharmaceutical company that develops drug delivery technologies. Alkermes areas of focus include controlled, extended-release products. Alkermes products primarily aid delivery of injectable drugs and drugs entering through the lungs. Alkermes partners its proprietary delivery systems with other pharmaceutical companies, and also sells its products directly to its own customer base.


               Closing                Closing                Closing                Closing                Closing
    1999        Price       2000       Price       2001       Price       2002       Price       2003       Price
January       15 9/16     January    33 5/32     January     26.50      January      26.81     January       7.68
February      14 1/32     February   95 15/16    February    31.00      February     24.97     February      7.94
March         13 5/8      March      46 1/4      March       21.94      March        26.06     March         9.07
April         13 3/8      April      26 5/8      April       30.64      April        20.14     April         9.96
May           12 3/8      May        36 5/8      May         30.27      May          19.44
June          11 9/16     June       47 1/8      June        35.10      June         16.01
July          13 1/16     July       33 1/8      July        28.50      July          4.56
August        18 9/16     August     46 1/4      August      25.60      August        8.21
September     14 13/32    September  38 5/8      September   19.58      September     7.88
October       17 21/32    October    37 1/16     October     25.65      October       9.22
November      21 1/4      November   29 7/8      November    24.38      November      8.91
December      24 9/16     December   31 3/8      December    26.36      December      6.27

                 The closing price on May 6, 2003 was $10.10.

                                AMGEN INC. (AMGN)

          Amgen Inc. is a biotechnology company that discovers, develops, manufactures and markets human therapeutic products based on advanced cellular and molecular biology. Amgen focuses its research and development efforts on human therapeutics delivered in the form of proteins, monoclonal antibodies and small molecule therapeutics, with particular emphasis on discovering treatments for cancer as well as inflammation, nephrology, neurology and metabolism disorders. Amgen maintains a sales and marketing force in the United States, European Union, Canada, Australia and New Zealand to distribute to clinics, hospitals and pharmacies.


               Closing                Closing               Closing                Closing               Closing
    1999        Price       2000       Price      2001       Price       2002       Price      2003       Price
 January      31 61/64    January    63 11/16   January     70.31     January       55.50    January      50.96
 February     31 7/32     February   68 3/16    February    72.06     February      57.98    February     54.64
 March        37 7/16     March      61 3/8     March       60.19     March         59.68    March        57.55
 April        30 23/32    April      56         April       61.14     April         52.88    April        61.30
 May          31 5/8      May        63 5/8     May         66.38     May           47.63
 June         30 7/16     June       70 1/4     June        60.68     June          41.88
 July         38 7/16     July       64 15/16   July        62.71     July          45.64
 August       41 19/32    August     75 13/16   August      64.30     August        45.03
 September    40 3/4      September  69 53/64   September   58.77     September     41.70
 October      39 7/8      October    57 15/16   October     56.82     October       46.56
 November     45 9/16     November   63 5/8     November    66.43     November      47.20
 December     60 1/16     December   63 15/16   December    56.44     December      48.34

                 The closing price on May 6, 2003 was $60.97.

                 APPLERA CORPORATION-CELERA GENOMICS GROUP (CRA)

          Applera Corporation-Celera Genomics Group is engaged in basic and applied research and development programs designed to develop therapeutic products. Celera Genomics uses its proteomics, bioinformatics and genomics capabilities to identify and validate drug targets, diagnostic marker candidates and therapeutic candidates. Celera Genomics' online platform provides information based on the human genome and other biological and medical sources. Celera Genomics works with large pharmaceutical companies and internal resources to discover therapeutics for inflammatory diseases, including asthma, osteoporosis and rheumatoid arthritis. Celera Genomics also has programs focused on discovering therapeutics for the treatment of thrombosis and various types of cancer, including pancreatic and lung cancer. Celera Genomics is a business unit of Applera Corporation, a provider of technology and information solutions. Applera Corporation created the Celera Genomics Group tracking stock, which is intended to track the performance of the operations conducted by the Celera Genomics Group, and Applied Biosystems Group, which is intended to track the performance of Applera Corporation's operations involving the manufacturing or instrument systems and software for the pharmaceutical biotechnology and related industries. All of Applera Corporation's businesses are conducted through the operations represented by the Celera Genomics Group or the Applied Biosystems Group tracking stocks. Owning either stock does not represent a direct legal interest in the assets and liabilities of Celera Genomics Group or Applied Biosystems Group. Rather, stockholders remain invested in Applera Corporation.

          Some of the terms of Celera Genomics Group tracking stock include:

          Voting. Holders of Celera Genomics Group tracking stock do not have direct voting rights in Celera Genomics Group. The Celera Genomics Group tracking stock votes with the holders of the Applied Biosystems Group tracking stock. The number of votes attributed to each share of Celera Genomics Group tracking stock will be based on a ratio of the average trading prices of Celera Genomics Group tracking stock and Applied Biosystems tracking stock. Celera Genomics Group tracking stock and Applied Biosystems Group tracking stock are Applera Corporation's only outstanding voting stocks.

          Conversion. Applera Corporation may at any time convert each share of Celera Genomics Group tracking stock into Applied Biosystems tracking stock equal to 110% of the ratio of the market prices of Celera Genomics Group tracking stock to the Applied Biosystems tracking stock. Where specific tax events occur, a factor of 100% will be applied to the ratio of market prices. It may also, at any time, convert all the outstanding shares of Celera Genomics Group tracking stock into shares of the common stock of a wholly owned subsidiary of Applera Corporation that holds all of the assets of Celera Genomics Group. In addition, in many cases where Applera Corporation disposes of 80% or more of the assets attributed to Celera Genomics Group, based on asset value or revenue, Applera Corporation will be required to provide holders of Celera Genomics Group with compensation in the form of cash, securities or other property. This compensation may be by way of dividend, share redemption or conversion of Celera Genomics Group tracking stock into shares of Applied Biosystems Group tracking stock. The value of the compensation may be based on the fair value of the proceeds from the disposition or equal to 110% of the current trading price of Celera Genomics Group tracking stock. Where more than 80% of the assets attributed to the Celera Genomics Group are disposed, but not all of the assets, Applera Corporation may elect to redeem only that percentage of Celera Genomics Group tracking stock that has a market value equal to the proceeds received from the disposition of the assets of the Celera Genomics Group.

          Dividends. Applera Corporation is not required to pay dividends on the shares of Celera Genomics Group. Any dividends that are declared would be limited to an amount that is equivalent to what would legally be available for dividends if the Celera Genomics Group were a stand-alone corporation. In addition, Applera Corporation may at any time declare and pay dividends exclusively on Celera Genomics Group tracking stock, exclusively on Applied Biosystems Group tracking stock, or both in equal or unequal amounts, notwithstanding the relative amounts available for dividends with respect to either tracking stock.

          Dissolution. In the event of a dissolution of Applera Corporation, the holders of Celera Genomics Group tracking stock do not have a preferential right to the assets of Applera Corporation's genomics information and related software operations. Holders of Celera Genomics Group tracking stock and Applied Biosystems tracking stock will share in any assets of Applera Corporation remaining for distribution to common shareholders in proportion to the aggregate market capitalization of the outstanding shares of each class of stock.

          The historical stock prices listed below reflect the performance of Applera Corporation-Celera Genomics Group tracking stock.


                       Closing               Closing                Closing                Closing                Closing
            1999        Price      2000       Price       2001       Price       2002       Price       2003       Price

        January       *          January    100 7/16    January     49.00     January       20.90    January       9.28
        February      *          February   244         February    43.50     February      20.20    February      8.25
        March         *          March      92 1/8      March       30.85     March         20.55    March         8.62
        April         13 1/2     April      82 1/4      April       41.25     April         15.64    April        10.50
        May           8 1/2      May        55 5/8      May         43.31     May           14.45
        June          8 3/32     June       93          June        39.66     June          12.00
        July          13 3/16    July       86 5/8      July        30.63     July          10.53
        August        14 3/8     August     108         August      26.55     August         9.45
        September     20 1/8     September  99 5/8      September   24.10     September      7.95
        October       19 9/16    October    67 1/2      October     23.50     October        8.24
        November      30 5/8     November   41 5/8      November    28.75     November      11.27
        December      74 1/2     December   36 1/8      December    26.69     December       9.55

                 The closing price on May 6, 2003 was $10.67.



               APPLERA CORPORATION-APPLIED BIOSYSTEMS GROUP (ABI)

          Applera Corporation-Applied Biosystems Group principally develops, manufactures, supports and markets instrument systems reagents and software used in applications including synthesis, amplification, purification, isolation, analysis, and sequencing of nucleic acids, proteins, and other biological molecules. The markets for Applied Biosystems Group's products include human disease research, genetic analysis, pharmaceutical drug discovery, development and manufacturing, human identification, agriculture, and food and environmental testing. Universities, government agencies and other non-profit organizations engaged in research activities also use Applied Biosystems Group products. Applera Corporation created the Applied Biosystems Group tracking stock, which is intended to track the performance of the operations conducted by the Applied Biosystems Group, and Celera Genomics Group, which is intended to specifically track Applera Corporation's operations involving the development and marketing of genomics information and related software and the development of technology that regulates and controls gene expression and analyzes the interrelationships between genetic variability, disease and drug response. All of Applera Corporation's businesses are conducted through the operations represented by the Celera Genomics Group or the Applied Biosystems Group tracking stocks. Owning either stock does not represent a direct legal interest in the assets and liabilities of Applied Biosystems Group or the Celera Genomics Group. Rather, stockholders remain invested in Applera Corporation.

          Some of the terms of Applied Biosystems Group tracking stock include:

          Voting. Holders of the Applied Biosystems Group tracking stock do not have direct voting rights in the Applied Biosystems Group. The Applied Biosystems Group tracking stock votes with the holders of the Celera Genomics Group tracking stock. The number of votes attributed to each share of the Applied Biosystems tracking stock is equal to one vote. Celera Genomics Group tracking stock and Applied Biosystems Group tracking stock are PE Corporation's only outstanding voting stocks.

          Conversion. Applera Corporation may at any time convert each share of Applied Biosystems Group tracking stock into Celera Genomics Group tracking stock equal to 110% of the ratio of the market prices of Applied Biosystems Group tracking stock to Celera Genomics Group tracking stock. Where specific tax events occur, a factor of 100% will be applied to the ratio of the market prices. It may also, at any time, convert all the outstanding shares of Applied Biosystems Group tracking stock into shares of the common stock of a wholly owned subsidiary of Applera Corporation that holds all of the assets of Applied Biosystems Group. In addition, in many cases where

Applera Corporation disposes of 80%, or more of the assets attributed to the Applied Biosystems Group, based on asset value or revenue, Applera Corporation will be required to provide holders of Applied Biosystems Group with compensation in the form of cash, securities or other property. This compensation may be by way of dividend, share redemption or conversion of Applied Biosystems Group tracking stock into shares of Celera Genomics Group tracking stock. The value of the compensation may be based on the fair value of the proceeds from the disposition or equal to 110% of the current trading price of Applied Biosystems Group tracking stock. Where more than 80% of the assets attributed to the Applied Biosystems Group are disposed, but not all of the assets, Applera Corporation may elect to redeem only that percentage of Applied Biosystems Group tracking stock that has a market value equal to the proceeds received from the disposition of the assets of Applied Biosystems Group.

          Dividends. Applera Corporation is not required to pay dividends on the shares of Applied Biosystems Group. Any dividends that are declared would be limited to an amount that is equivalent to what would legally be available for dividends if the Applied Biosystems Group were a stand-alone corporation. In addition, PE Corporation may at any time declare and pay dividends exclusively on Celera Genomics Group tracking stock, exclusively on Applied Biosystems Group tracking stock, or both in unequal amounts, notwithstanding the relative amounts available for dividends with respect to either tracking stock.

          Dissolution. In the event of a dissolution of Applera Corporation, the holders of Applied Biosystems Group tracking stock do not have a preferential right to the assets of Applera Corporation's instrument systems and related software operations. Holders of Applied Biosystems Group tracking stock and Celera Genomics Group tracking stock will share in any assets of Applera Corporation remaining for distribution to common shareholders in proportion to the aggregate market capitalization of the outstanding shares of each class of stock.

          The historical stock prices listed below reflect the performance of Applera Corporation-Applied Biosystems Group tracking stock.



                 Closing                Closing                Closing                Closing                Closing
      1999        Price       2000       Price       2001       Price       2002       Price       2003       Price
  January       23 49/64   January     74 7/8     January      84.00     January       22.33     January      17.55
  February      23 11/16   February    105        February     69.10     February      22.60     February     18.35
  March         24 17/64   March       96 1/2     March        27.75     March         22.35     March        15.83
  April         27 1/32    April       60         April        32.06     April         17.12     April        17.53
  May           27 59/64   May         55 1/2     May          30.76     May           18.20
  June          28 11/16   June        66         June         26.75     June          19.49
  July          28 1/32    July        87 3/16    July         28.20     July          18.66
  August        34 13/32   August      98 25/64   August       25.01     August        19.81
  September     36 1/8     September   116 33/64  September    24.40     September     18.30
  October       32 7/16    October     117        October      29.18     October       20.23
  November      40 13/16   November    82 5/8     November     33.10     November      21.86
  December      60 5/32    December    94 1/16    December     39.27     December      17.54

                 The closing price on May 6, 2003 was $17.91.

                               BIOGEN, INC. (BGEN)

          Biogen, Inc. is a pharmaceutical company that develops, manufactures and markets drugs for human healthcare. Biogen products are used for the treatment of multiple sclerosis. Biogen also licenses a number of other products covered by patents controlled by Biogen. Biogen has applied for the regulatory approval of a new product for the treatment of psoriasis. Biogen also devotes significant resources to other ongoing development efforts.



             Closing                 Closing                 Closing                 Closing                 Closing
1999          Price       2000        Price       2001        Price      2002         Price     2003          Price
January       49 1/8      January     86 1/4     January      64.50      January      54.22     January       38.25
February      48 1/16     February    107 15/16  February     71.56      February     53.15     February      35.54
March         57 5/32     March       69 7/8     March        63.31      March        49.06     March         29.96
April         47 17/32    April       58 13/16   April        64.66      April        43.47     April         38.00
May           54 9/16     May         54 1/2     May          60.31      May          49.88
June          64 5/16     June        64 1/2     June         54.36      June         41.43
July          68 13/16    July        53         July         56.69      July         35.97
August        76 3/4      August      69 1/8     August       60.36      August       33.50
September     78 13/16    September   61         September    55.58      September    29.27
October       74 1/8      October     60 3/16    October      55.00      October      36.69
November      73 1/16     November    54 3/4     November     58.91      November     44.26
December      84 1/2      December    60 1/16    December     57.35      December     40.06

                 The closing price on May 6, 2003 was $39.58.




                            CHIRON CORPORATION (CHIR)

          Chiron Corporation is a pharmaceutical company that develops biopharmaceuticals, vaccines and blood testing products for the prevention and treatment of cancer and infectious diseases. Chiron's products include treatments for carcinoma, melanoma and multiple sclerosis; vaccines for, among other things, diphtheria, tetanus, flu and measles; and tests used for screening and testing blood in blood banks. Chiron also focuses on development of products for hepatitis, HIV and infectious diseases.



             Closing                 Closing                 Closing                 Closing                 Closing
1999          Price       2000        Price       2001        Price      2002         Price     2003          Price
January       22 3/4      January     44 3/8     January      41.94      January      42.37     January       37.52
February      21 1/16     February    50         February     46.81      February     43.42     February      36.52
March         21 15/16    March       49 7/8     March        43.88      March        45.89     March         37.50
April         20 1/8      April       45 1/4     April        48.01      April        40.47     April         40.83
May           21 1/8      May         37 15/16   May          51.57      May          36.20
June          20 3/4      June        47 1/2     June         51.00      June         35.35
July          25 1/16     July        41 7/8     July         42.90      July         33.74
August        32 1/8      August      54 1/16    August       46.62      August       37.89
September     27 11/16    September   45         September    44.37      September    34.94
October       28 9/16     October     43 5/16    October      53.82      October      39.50
November      32 13/16    November    40 7/8     November     43.40      November     40.20
December      42 3/8      December    44 1/2     December     43.84      December     37.60

                 The closing price on May 6, 2003 was $42.39.

                       ENZON PHARMACEUTICALS, INC. (ENZN)

          Enzon Pharmaceuticals, Inc., formerly known as Enzon, Inc., is a biopharmaceutical company that develops, manufactures and markets enhanced therapeutics for life-threatening diseases. Enzon's technologies are designed to improve the delivery, safety and effectiveness of proteins and small molecules, and to discover and produce antibody-like molecules which offer therapeutic benefits. Enzon's technologies are used in products to treat an enzyme deficiency disease, leukemia, and hepatitis C.

             Closing                 Closing                 Closing                Closing                 Closing
1999          Price       2000        Price       2001        Price      2002         Price     2003          Price
January       14 3/8      January    50 9/16     January     62.75      January      52.68     January       17.49
February      13 7/8      February   58          February    63.56      February     43.90     February      12.55
March         14 3/4      March      37 11/16    March       47.50      March        44.29     March         11.35
April         13          April      37 1/4      April       59.62      April        37.24     April         13.74
May           14 3/8      May        29 1/4      May         70.00      May          28.17
June          20 11/16    June       42 1/2      June        62.50      June         25.12
July          24 1/8      July       44 3/4      July        64.25      July         22.60
August        33 3/4      August     60 7/8      August      63.84      August       22.00
September     30 1/2      September  66          September   51.00      September    19.24
October       29 5/16     October    71 1/4      October     61.85      October      19.40
November      33 3/4      November   55 13/16    November    58.61      November     18.48
December      43 3/8      December   62 1/16     December    56.28      December     16.72

                 The closing price on May 6, 2003 was $14.91.





                              GENENTECH, INC. (DNA)

          Genentech, Inc. is a biotechnology company that uses human genetic information to discover, develop, manufacture and market pharmaceuticals. Genentech focuses on pharmaceuticals for cardiovascular disorders and oncology treatments. Genetech's products are used for, among other things, the treatment of certain forms of breast cancer, lymphoma, heart attacks and growth hormone deficiency. Genentech markets biotechnology products on its own and through licensing agreements.



            Closing                 Closing                Closing                Closing                 Closing
 1999        Price        2000       Price       2001       Price       2002       Price        2003       Price
January       *           January     69 11/16   January      59.25      January      49.45     January    36.74
February      *           February    96 7/16    February     52.50      February     47.20     February   35.36
March         *           March       76         March        50.50      March        50.45     March      35.01
April         *           April       60         April        52.50      April        35.50     April      37.99
May           *           May         53 11/16   May          50.50      May          35.50
June          *           June        86         June         55.10      June         33.50
July          35 1/2      July        76 1/16    July         42.30      July         34.75
August        41 1/16     August      95 1/4     August       45.90      August       32.79
September     36 37/64    September   92 27/32   September    44.00      September    32.63
October       36 7/16     October     82 1/2     October      52.25      October      34.09
November      42 15/16    November    68 1/16    November     57.45      November     33.00
December      67 1/4      December    81 1/2     December     54.25      December     33.16

                 The closing price on May 6, 2003 was $37.72.

                           GENZYME CORPORATION (GENZ)

          Genzyme Corporation us a biotechnology and healthcare company that develops and markets diagnostic and therapeutic products and services with a focus on genetic disorders and chronic debilitating diseases. Genzyme also develops and markets biological products and devices for the treatment of cancer, cartilage damage and severe burns. Genzyme markets many of its products directly to physicians, hospitals and treatment centers around the world through its own sales force.



                       Closing                 Closing                Closing                Closing                 Closing
            1999        Price        2000       Price       2001       Price       2002       Price        2003       Price
        January       27 1/4      January     26         January      43.28      January      45.61     January       32.29
        February      22 1/2      February    28 23/32   February     43.97      February     44.38     February      31.18
        March         25 7/32     March       25 1/16    March        45.17      March        43.67     March         36.45
        April         18 7/8      April       24 13/32   April        54.48      April        40.94     April         40.27
        May           20 9/32     May         28 13/32   May          53.47      May          32.03
        June          24 1/4      June        29 23/32   June         61.00      June         19.24
        July          28 9/32     July        34 23/32   July         56.00      July         22.78
        August        28 7/32     August      37 17/32   August       56.64      August       20.68
        September     22 17/32    September   34 3/32    September    45.42      September    20.61
        October       19 1/8      October     35 1/2     October      53.95      October      27.85
        November      18          November    43 29/32   November     54.62      November     32.80
        December      22 1/2      December    44 31/32   December     59.86      December     29.57

                 The closing price on May 6, 2003 was $40.18.
-------------------------------------------------------------------------------




                          GILEAD SCIENCES, INC. (GILD)

          Gilead Sciences, Inc. is a biopharmaceutical company that develops and markets drugs to treat infectious diseases, including viral diseases such as AIDS, influenza, bacterial diseases and cancer. Gilead also develops drug delivery technologies designed to make drugs easier for patients to tolerate and increase effectiveness.



                       Closing                 Closing                Closing                Closing                 Closing
            1999        Price        2000       Price       2001       Price       2002       Price        2003       Price
        January       10 3/4      January     11 45/64   January      16.92      January      32.71     January       34.90
        February      10 5/16     February    19 1/8     February     18.69      February     35.23     February      34.00
        March         11 3/8      March       15 27/32   March        16.25      March        35.99     March         41.99
        April         11 33/64    April       13 35/64   April        24.49      April        31.12     April         46.14
        May           10 29/32    May         13 43/64   May          25.88      May          35.66
        June          13 1/16     June        17 21/32   June         29.09      June         32.88
        July          19 3/8      July        18 17/32   July         25.65      July         30.47
        August        19 31/64    August      27         August       30.35      August       32.08
        September     16 3/64     September   27 27/64   September    28.08      September    33.53
        October       15 15/64    October     21 1/2     October      31.45      October      34.74
        November      12          November    20 23/64   November     36.10      November     39.42
        December      13 17/32    December    20 47/64   December     32.86      December     34.00

                 The closing price on May 6, 2003 was $45.59.

                       HUMAN GENOME SCIENCES, INC. (HGSI)

          Human Genome Sciences, Inc. researches and develops therapeutic products based on the identification and discovery of the medical utility of genes. Human Genome Sciences researches and develops recombinant therapeutic proteins, which are proteins that can be produced on a large scale, fusion proteins, peptides and antibodies which can be used as drugs to treat diseases. Using gene sequencing technology, Human Genome Sciences also generates a collection of partial human gene sequences in database format.



                       Closing                 Closing                Closing                Closing                 Closing
            1999        Price        2000       Price       2001       Price       2002       Price        2003       Price
        January       8 11/32     January     49         January     61.00       January      28.13     January        7.04
        February      7 15/32     February    109 1/8    February    54.94       February     20.52     February       6.79
        March         8 43/64     March       41 17/32   March       46.00       March        21.79     March          8.55
        April         9 1/4       April       38 9/32    April       64.23       April        15.74     April         11.67
        May           10 9/16     May         43 7/8     May         66.35       May          17.25
        June          9 7/8       June        66 11/16   June        60.25       June         13.40
        July          13 1/64     July        60 13/32   July        50.78       July         17.33
        August        17 1/64     August      83 15/32   August      44.88       August       15.06
        September     18 7/16     September   86 9/16    September   30.91       September    12.06
        October       21 27/32    October     88 25/64   October     42.63       October       9.77
        November      28          November    62 3/16    November    42.51       November     10.66
        December      38 5/32     December    69 5/16    December    33.72       December      8.81

                 The closing price on May 6, 2003 was $12.11.





                             ICOS CORPORATION (ICOS)

          ICOS Corporation develops protein-based and small molecule therapeutics for the treatment of various sexual dysfunctions, cardiovascular disease, inflammatory diseases and cancer. ICOS develops and markets several of its products through collaborations with other pharmaceutical and biotechnology companies.



                       Closing                 Closing                Closing                Closing                 Closing
            1999        Price        2000       Price       2001       Price       2002       Price        2003       Price
        January       26 3/4      January     34 7/16    January     51.13       January      42.80     January       24.55
        February      24 1/2      February    52 3/8     February    54.13       February     42.90     February      19.95
        March         33 3/4      March       36 1/8     March       47.50       March        45.99     March         18.71
        April         39 3/4      April       40 1/4     April       57.61       April        25.76     April         26.74
        May           43 13/16    May         35         May         62.35       May          22.51
        June          40 13/16    June        44         June        64.00       June         16.96
        July          37 3/8      July        45 5/8     July        61.35       July         24.45
        August        31 13/16    August      58 11/16   August      58.30       August       24.28
        September     29 1/2      September   54 1/8     September   49.21       September    20.97
        October       28 11/16    October     51 3/8     October     57.75       October      24.71
        November      31 13/16    November    38 15/16   November    60.50       November     31.83
        December      29 1/4      December    51 15/16   December    57.44       December     23.41

                 The closing price on May 6, 2003 was $25.55.

                     IDEC PHARMACEUTICALS CORPORATION (IDPH)

          IDEC Pharmaceuticals Corporation is a biopharmaceutical company engaged primarily in research, development and marketing of therapies for the treatment of cancer and autoimmune and inflammatory diseases. IDEC's main products are used to treat non-Hodgkin's lymphomas, which is a type of cancer of the lymphatic system. IDEC is also developing products for the treatment of various autoimmune diseases characterized by overactive immune functions.



                      Closing                Closing               Closing               Closing                Closing
           1999        Price       2000       Price      2001       Price      2002       Price       2003       Price
        January      8 27/64     January    42 1/16    January     58.81     January      59.46    January       32.08
        February     7 7/32      February   46 61/64   February    56.38     February     62.82    February      28.75
        March        8 9/16      March      32 3/4     March       40.00     March        64.30    March         34.22
        April        8 29/64     April      21 21/64   April       49.20     April        54.95    April         32.75
        May          8 13/32     May        21 17/64   May         61.60     May          42.89
        June         12 27/32    June       39 7/64    June        67.69     June         35.45
        July         16 33/64    July       40 15/16   July        53.98     July         44.59
        August       21 11/64    August     46 35/64   August      59.27     August       40.18
        September    15 43/64    September  58 29/64   September   49.57     September    41.52
        October      19 23/64    October    65 3/8     October     59.98     October      46.02
        November     21 1/8      November   58 1/64    November    70.30     November     32.81
        December     32 3/4      December   63 3/16    December    68.93     December     33.17

                  The closing price on May 6, 2003 was $32.55.





                             MEDIMMUNE, INC. (MEDI)

          MedImmune, Inc. is a biotechnology company that focuses on using advances in immunology and other biological sciences to develop products to treat infectious diseases and immune regulations. MedImmune also focuses on oncology products through its wholly-owned subsidiary, MedImmune Oncology, Inc. MedImmune's products include an antibody used to treat pediatric infectious diseases, such as certain viruses, and products to treat immune system disorders and cancer.



                       Closing                Closing                Closing                Closing                 Closing
            1999        Price       2000       Price       2001       Price       2002       Price        2003       Price
        January       16 1/2      January    48 43/64    January     39.75      January      42.37     January       29.79
        February      18 21/64    February   66 11/64    February    43.69      February     41.23     February      30.01
        March         19 47/64    March      58 3/64     March       35.88      March        39.33     March         32.83
        April         18 3/8      April      53 5/16     April       39.15      April        33.40     April         35.45
        May           21 13/64    May        51 51/64    May         39.87      May          32.52
        June          22 37/64    June       74          June        47.20      June         26.40
        July          26 5/8      July       59 1/2      July        38.52      July         29.74
        August        34 25/64    August     84 1/8      August      40.15      August       25.67
        September     33 7/32     September  77 1/4      September   35.63      September    20.92
        October       37 21/64    October    65 3/8      October     39.24      October      25.55
        November      40 1/16     November   53 3/16     November    44.10      November     26.38
        December      55 19/64    December   47 11/16    December    46.35      December     27.17


                 The closing price on May 6, 2003 was $35.38.

                     MILLENNIUM PHARMACEUTICALS, INC. (MLNM)

          Millennium Pharmaceuticals, Inc. is a biopharmaceutical company that uses genetics and genomics to identify the genes responsible for common, major diseases and to determine the gene's role in disease initiation and progression. Millenium uses this research to create a technology platform designed for drug discovery and development. Millenium's products include a cardiovascular product for the treatment of acute coronary syndromes and a monoclonal antibody for the treatment of leukemia.


                       Closing                Closing                Closing                Closing                 Closing
            1999        Price       2000       Price       2001       Price       2002       Price        2003       Price
        January       9 1/2       January    46 55/64    January     50.13      January      19.01     January       7.40
        February      7 49/64     February   65 1/32     February    33.75      February     18.78     February      7.16
        March         7 13/16     March      32 15/32    March       30.46      March        22.31     March         7.86
        April         9 19/64     April      39 11/16    April       36.68      April        19.96     April        11.00
        May           9 15/32     May        41 13/16    May         38.17      May          15.09
        June          9           June       55 15/16    June        35.58      June         12.15
        July          15 5/8      July       48 1/8      July        31.28      July         12.42
        August        14 47/64    August     71 9/16     August      27.50      August       12.26
        September     16 1/4      September  73 1/32     September   17.76      September     9.32
        October       17 17/32    October    72 9/16     October     25.46      October       7.44
        November      24 11/32    November   48 9/16     November    34.09      November     10.01
        December      30 1/2      December   61 7/8      December    24.51      December      7.94

                 The closing price on May 6, 2003 was $12.00.




                                 QLT INC. (QLTI)

          QLT Inc. is a pharmaceutical company that develops and markets products for use in photodynamic therapy, which is a field of medicine that uses light-activated drugs in the treatment of disease. QLT has developed treatments for various cancers, eye diseases and immune disorders. QLT also conducts research in the areas of immune and cardiovascular disorders. Shares of QLT also trade on the Toronto Stock Exchange.


                       Closing               Closing                Closing                Closing                Closing
            1999        Price      2000       Price       2001       Price       2002       Price       2003       Price
        January       20 5/32    January    69 1/16     January     26.88     January       21.29    January       8.08
        February      19 1/2     February   71 3/8      February    29.19     February      17.78    February      9.09
        March         20 3/8     March      55 1/4      March       20.25     March         17.05    March         10.16
        April         22 27/32   April      55 9/16     April       26.78     April         13.67    April         11.61
        May           21 7/8     May        48 15/16    May         21.20     May           12.57
        June          27 1/2     June       77 5/16     June        19.58     June          13.35
        July          32         July       65 7/8      July        21.08     July           9.46
        August        40 15/16   August     74 1/16     August      19.44     August         8.33
        September     38 7/32    September  70 7/8      September   15.43     September      7.69
        October       42 3/8     October    49 47/64    October     22.94     October        8.20
        November      44 5/8     November   43 15/16    November    21.42     November       9.94
        December      58 3/4     December   28          December    25.41     December       8.53

                 The closing price on May 6, 2003 was $12.06.

                              SEPRACOR INC. (SEPR)

          Sepracor Inc. is research-based pharmaceutical company that focuses on the development and marketing of versions of existing drugs that are designed to be safer, purer and more effective. Sepracor selects for genetic re-engineering drugs that have the potential for increased efficacy, reduced side effects, or both. Sepracor concentrates its development efforts on drugs for respiratory, urological, gastroenterolgy and central nervous system diseases.


                      Closing                  Closing                  Closing                Closing               Closing
           1999        Price        2000        Price        2001        Price       2002       Price       2003      Price
        January      57 3/8      January      70          January       66.00     January       49.36    January      11.27
        February     62 3/8      February     101 3/8     February      51.94     February      43.02    February     12.36
        March        56 1/8      March        72 13/16    March         32.00     March         19.40    March        13.54
        April        42 1/4      April        92          April         26.36     April         12.66    April        19.09
        May          31 7/8      May          95 5/8      May           33.32     May           11.71
        June         40 5/8      June         120 5/8     June          39.80     June           9.55
        July         36 3/4      July         105 3/4     July          44.06     July           6.75
        August       37 7/16     August       110         August        42.70     August         5.57
        September    37 3/4      September    122 11/16   September     35.90     September      5.24
        October      41 19/32    October      68 1/8      October       47.44     October        8.70
        November     48 9/16     November     73 1/16     November      49.90     November       9.56
        December     49 19/32    December     80 1/8      December      57.06     December       9.67

                 The closing price on May 6, 2003 was $19.17.



                   SHIRE PHARMACEUTICALS GROUP P.L.C. (SHPGY)

          Shire Pharmaceuticals Group p.l.c. is a pharmaceutical company that focuses on central nervous system disorders, oncology and anti-infectives. Shire Pharmaceuticals' products include treatments for Attention Deficit Hyperactivity Disorder, epilepsy, Alzheimer's disease, infectious diseases, breast cancer, prostate cancer, osteoporosis, blood disorders, and ulcerative colitis. Shire Pharmaceuticals has direct marketing capability in the United States, Canada, the United Kingdom, the Republic of Ireland, France, Germany, Italy and Spain. American depositary receipts evidencing American depositary shares of Shire Pharmaceuticals shares are included in the Biotech HOLDRS and are traded through the Nasdaq National Market System. Shares of Shire Pharmaceuticals also trade on the London Stock Exchange.


                       Closing               Closing                Closing                Closing                Closing
            1999        Price      2000       Price       2001       Price       2002       Price       2003       Price
        January       21 1/8     January    40 11/16    January      56.69    January       34.90    January       16.93
        February      20 1/2     February   48          February     53.44    February      23.78    February      15.72
        March         22 13/16   March      51 1/4      March        43.75    March         23.47    March         18.53
        April         21 5/8     April      40 1/4      April        49.90    April         22.20    April         19.95
        May           23 3/4     May        43 5/8      May          49.59    May           27.39
        June          26         June       51 7/8      June         55.50    June          25.81
        July          25 3/8     July       54 3/4      July         50.14    July          25.50
        August        25         August     56 1/2      August       43.42    August        29.19
        September     28 13/16   September  51 5/8      September    40.30    September     24.77
        October       31 3/4     October    62 7/8      October      44.70    October       23.36
        November      30 11/16   November   45 5/8      November     35.90    November      20.68
        December      29 1/8     December   46 1/16     December     36.60    December      18.89

          The closing price on May 6, 2003 was $22.05.

================================================================================




                                     [LOGO]





                        1,000,000,000 Depositary Receipts

                             Biotech HOLDRS SM Trust

                              ____________________

                               P R O S P E C T U S
                              ____________________



================================================================================

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Indemnification of Directors and Officers.

          Section 145 of the General Corporation Law of the State of Delaware, as amended, provides that under certain circumstances a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director, officer, employee or agent of the corporation or is or was serving at its request in such capacity in another corporation or business association, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful.

          Article XIV, Section 2 of the Restated Certificate of Incorporation of Merrill Lynch, Pierce, Fenner & Smith Incorporated provides in effect that, subject to certain limited exceptions, Merrill Lynch, Pierce, Fenner & Smith Incorporated shall indemnify its directors and officers to the full extent authorized or permitted by law.

          The directors and officers of Merrill Lynch, Pierce, Fenner & Smith Incorporated are insured under policies of insurance maintained by Merrill Lynch, Pierce, Fenner & Smith Incorporated, subject to the limits of the policies, against certain losses arising from any claim made against them by reason of being or having been such directors or officers. In addition, Merrill Lynch, Pierce, Fenner & Smith Incorporated has entered into contracts with all of its directors providing for indemnification of such persons by Merrill Lynch, Pierce, Fenner & Smith Incorporated to the full extent authorized or permitted by law, subject to certain limited exceptions.

Item 16.  Exhibits.

          See Exhibit Index.

Item 17.  Undertakings.

          The undersigned Registrant hereby undertakes:

               A. To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                    (i) To include any prospectus required by Section 10(a)(3)
               of the Securities Act of 1933.

                    (ii) To reflect in the prospectus any facts or events
               arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of the prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

                    (iii) To include any material information with respect to
               the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

               B. That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

               C. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

               D. For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

               E. For purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

               F. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to Item 15 of this registration statement, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, the registrant hereby certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this Post-Effective Amendment No. 4 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, on May 7, 2003.

                                          MERRILL LYNCH, PIERCE, FENNER & SMITH
                                                     INCORPORATED



                                          By:            *
                                             -----------------------------------
                                             Name:  John J. Fosina
                                             Title: Chief Financial Officer



          Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 4 to the Registration Statement has been signed by the following persons in the capacities indicated on May 7, 2003.

       Signature                                        Title
       ---------                                        -----


                                           Co-Chief Executive Officer,
          *                                Co-Chairman of the Board and Director
-------------------------------
    James P. Gorman


                                           Co-Chief Executive Officer,
          *                                Co-Chairman of the Board and Director
-------------------------------
   Arshad R. Zakaria


          *                                Director
-------------------------------
   Carlos M. Morales

          *                                Director
-------------------------------
   Thomas H. Patrick


          *                                Chief Financial Officer
-------------------------------
    John J. Fosina


          *                                Controller
-------------------------------
     Dominic A. Carone



   *By: /s/ Mitchell M. Cox                Attorney-in-Fact
       ------------------------
           Mitchell M. Cox

                                INDEX TO EXHIBITS

Exhibits

     *4.1 Standard Terms for Depositary Trust Agreements between Merrill Lynch, Pierce, Fenner & Smith Incorporated and The Bank of New York, as Trustee dated as of September 2, 1999, and included as exhibits thereto, form of Depositary Trust Agreement and form of HOLDRS, filed on October 28, 1999 as an exhibit to amendment no. 1 to the registration statement on Form S-1 for Biotech HOLDRS.

     *4.2 Form of Amendment No. 2 to the Standard Terms for Depositary Trust Agreements, dated as of November 22, 2000, filed on November 28, 2000 as an exhibit to post-effective amendment no. 1 to the registration statement on Form S-1 for Biotech HOLDRS.

      4.3     Form of Amended and Restated Standard Terms for Depositary Trust
              Agreements, dated as of     , 2003 between Merrill Lynch, Pierce,
              Fenner & Smith Incorporated and The Bank of New York.

     *5.1 Opinion of Shearman & Sterling regarding the validity of the Biotech HOLDRS, filed on October 28, 1999 as an exhibit to amendment no. 1 to the registration statement on Form S-1 for Biotech HOLDRS.

     *8.1 Opinion of Shearman & Sterling, as special U.S. tax counsel regarding the material federal income tax consequences, filed on October 28, 1999 as an exhibit to amendment no. 1 to the registration statement on Form S-1 for Biotech HOLDRS.

    *24.1 Power of Attorney (included in Part II of Registration Statement), filed on October 20, 1999 as an exhibit to the registration statement filed on Form S-1 for Biotech HOLDRS.

    *24.2 Power of Attorney of Dominic Carone, filed on November 28, 2000 as an exhibit to post-effective amendment no. 1 to the registration statement on Form S-1 for Biotech HOLDRS.

    *24.3 Power of Attorney of John J. Fosina, E. Stanley O'Neal, George A. Schieren, Thomas H. Patrick and Dominic A. Carone.

     24.4 Power of Attorney of James P. Gorman, Arshad R. Zakaria and Carlos M. Morales.

----------------------
* Previously filed.